As filed with the Securities and Exchange Commission on April 1, 2002 Registration No. 333-52414

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WIN OR LOSE ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**6770**	**59-3685745**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1268 Bayshore Boulevard
Dunedin, Florida 34698
(727) 734-7346
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Sally A. Fonner
1268 Bayshore Boulevard
Dunedin, Florida 34698
(727) 734-7346
(Name, address, including zip code, and telephone number, including area code, of agent for service)

WITH COPIES TO:

John L. Petersen, Esq.
Petersen & Fefer
Château de Barberêche
Switzerland 1783 Barberêche
41(0)26-684-0500
Voicemail and Facsimile: (281) 596-4545
john.petersen@winorlose.info

J. David Washburn, Esq.
Arter & Hadden LLP
1717 Main Street, Suite 4100
Dallas, Texas 75201-4605
(214) 761-4309
Facsimile (214) 741-7139
david.washburn@arterhadden.com

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering period. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering period. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering period. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Registration Fee Calculation on Following Page

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Aggregate Offering (1)	Registration Fee
Common Stock, $0.001 par value:				
To be transferred by selling stockholders				
As gifts	400,000	$0.25	$100,000	$25.00
In resale transactions (2)	1,600,000	$0.25	$400,000	$100.00
To be issued by the Registrant				
In acquisition transactions (3)	7,600,000	$0.25	$1,900,000	$475.00
Total				$600.00
Previously paid				$990.00
Overpayment (4)				$390.00

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.

(2) If the contract price of the founders' shares exceeds $.25 per share, we will recalculate the registration fee in accordance with Rule 457 and pay an additional fee at the time of our post-effective amendment.

(3) If the fair market value of property received in exchange for acquisition shares exceeds $.25 per share, we will recalculate the registration fee in accordance with Rule 457 and pay an additional fee at the time of our post-effective amendment.

(4) If we are required to pay an additional filing fee in connection with our post-effective amendment for the Rule 419 reconfirmation offering, we will offset the overpayment as a credit against such filing fees. We will not seek a refund of the overpayment.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement relates to a continuous and integrated offering of securities that will commence on the effective date of this registration statement and terminate upon the closing of a business combination transaction. This series of related transactions will require the use of at least two different forms of prospectus:

Our first prospectus is included in this registration statement and will be delivered to each person who receives gift shares from one of the selling stockholders. This prospectus will also be used in connection with our company's discussions with potential targets; and the selling stockholders' discussions with advisors, participants in a business combination and others.

Our second prospectus will be included in a post-effective amendment to this registration statement that will be filed after we execute a letter of intent relating to a specific business combination. The second prospectus will be used to finalize the terms of the business combination; formally offer acquisition shares to the owners of the target; and formally offer founders' shares to advisors, participants in a business combination and others.

If possible, we will integrate the prospectus for our Rule 419 reconfirmation offering in the second prospectus. If the complexity of a transaction makes such integration undesirable, we will prepare a third prospectus for use in connection with our reconfirmation offering.

Win or Lose Acquisition Corporation

9,600,000 shares of common stock

This is an initial public distribution of our stock. We are a "blank check company" as defined in Securities and Exchange Commission Rule 419.

We have registered this distribution under the Securities Act of 1933 for the purpose of creating a "public shell" and facilitating our efforts to effect a business combination with an unidentified privately held company.

Our officers will give 400,000 shares of our outstanding common stock to individuals and organizations selected by them. We refer to the recipients of these gift shares as "donees." Our officers will not receive money, property or other consideration from any donee in connection with the gift share distribution.

Our registration statement includes 7,600,000 acquisition shares that our company may offer to issue in connection with a business combination. Our company will receive property in exchange for acquisition shares.

Our registration statement includes 1,600,000 founders' shares that our officers may resell or transfer to our advisors, participants in a business combination and others. The proceeds from the resale of founders' shares may be substantial. Our company will not have any interest in the proceeds from the resale of founders' shares.

This is a "self-underwritten" distribution. That means we will not use an underwriter in connection with the negotiation of a business combination or the issuance of acquisition shares. Likewise, our officers will not use an underwriter in connection with their distribution of gift shares or their resale of founders' shares. However, we reserve the right to enter into appropriate underwriting or brokerage contracts if warranted.

We will promptly deposit all certificates for gift shares in escrow with First Union National Bank. We refer to this escrow as the "Rule 419 escrow." The stock certificates deposited in the Rule 419 escrow will be held in trust for the exclusive benefit of the donees until we negotiate a business combination and comply with the disclosure, reconfirmation and closing requirements of Rule 419.

If we negotiate a business combination, we will send each donee an updated prospectus that describes the proposed business combination and all related transactions. Each donee will then be required to either approve the proposed transactions in writing and retain the gift shares, or reject the proposed transactions and return the gift shares to the officer who made the original gift.

If we ultimately conclude that we will be unable to negotiate a suitable business combination, comply with Rule 419 and close the proposed transactions within 18 months from the date of this prospectus, we intend to distribute any remaining assets to our stockholders and liquidate.

There has never been a public market for our shares and there is no assurance a market will ever develop.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our shares are extremely speculative. The business plan described in this prospectus involves a very high degree of risk. See "Risk Factors" beginning on page 4.

The information in this prospectus is not complete and may be changed. We have filed a Form S-1 registration statement with the Securities and Exchange Commission but that registration statement has not yet been declared effective. Our officers may not distribute the gift shares or sell the founders' shares and we may not sell the acquisition shares until our registration statement is declared effective. This prospectus is not an offer to sell any of our securities and it is not soliciting an offer to buy any of our securities in any state where the offer or sale is not permitted.

The date of this prospectus is April ___, 2002

Our officers are distributing the gift shares subject to the requirements of Securities and Exchange Commission Rule 419. This distribution of securities is also subject to the approval of certain legal matters by counsel. We reserve the right to withdraw, cancel or modify this distribution of securities at any time.

TABLE OF CONTENTS

        Our officers hope to derive a substantial economic benefit from the successful implementation of our business plan.

        Even if we negotiate and close a business combination, an active, stable, liquid and sustained public market for the combined companies' stock may never develop.

        Our officers do not have any experience with Rule 419 transactions that you can use to evaluate our company's future potential.

        You will not be able to sell your gift shares until we complete a business combination.

        You will be required to retain ownership of at least 100 gift shares for up to nine months after we complete a business combination.

        We will not be able to obtain additional financing until we complete a business combination.

        Time pressures may increase the risk that we will truncate our due diligence, lower our expectations or liberalize our selection standards.

        Our reconfirmation offering will be a "take it or leave it" proposition.

        You may not be able to rely on the collective business judgment of others.

        Our officers will be able to approve all corporate actions without your consent.

        We expect a business combination to result in a change in control and our officers will not have any power to influence future decisions of the combined companies.

        The personal pecuniary interests of our officers may conflict with their fiduciary duties.

        All of our officers are engaged in other business activities and will face conflicts of interest in allocating their time between our company and their other business affairs.

        If we lose the services of Mr. Petersen, we may be unable to pay the fees of outside legal counsel.

        The bulk of our outstanding shares and all of the shares we plan to issue have been included in our registration statement.

        Our regulatory status may make a business combination more complex and expensive.

        There has never been a public market for our shares and such a market may never develop.

        The combined companies' stock is likely to be subject to the SEC's penny stock regulations, which may discourage brokers from effecting transactions in the stock.

        A business combination with our company will probably not be less expensive than an IPO.

        You should not consider a business combination with our company if you need additional capital or will require additional capital within 12 to 18 months.

        You should expect increased regulatory scrutiny and a high degree of skepticism from the financial community if you enter into a business combination with our company.

        You should not consider a business combination with our company if you are seeking short-term investment liquidity for corporate insiders.

        The combined companies' stock will not qualify for an immediate Nasdaq listing and may never qualify for such a listing.

        We are not investment bankers and you will need to devote substantial time, effort and expense to developing and maintaining an active trading market.

        The holders of gift shares are likely to be "sellers" and the availability of large quantities of gift shares may impede the development of a trading market or increase market volatility.

        If the combined companies are successful, there may not be enough shares available.

Until 90 days after the date when the subscription funds and stock certificates are released from the Rule 419 escrow, all dealers that effect transactions in our shares, whether or not participating in this distribution as underwriters, may be required to deliver a prospectus.

PROSPECTUS SUMMARY

You should carefully read the entire prospectus. Unless we tell you otherwise, this prospectus gives retroactive effect to 3 for 5 stock dividend that we implemented in December 2001.

We are a "blank check company." We have not engaged in any business activities to date and we have no specific plans to engage in any particular business in the future. We have registered this distribution for the purpose of creating a "public shell" and facilitating our efforts to effect a business combination with an unidentified privately held company. We refer to acquisition candidates as "targets" in this prospectus.

We believe the owners of a target may conclude that a business combination with our company is a reasonable alternative to an initial public offering or "IPO." Our belief is based on the experience of our officers in similar transactions between private companies and public shells. We have not commenced our search for a target and will not restrict our search to any particular industry. There can be no assurance that we will be able to identify a suitable target or negotiate a business combination on acceptable terms.

Our business office is located at 1268 Bayshore Boulevard., Dunedin, Florida 33698. Our Internet address is www.winorlose.info. Our telephone number is (727) 734-7346.

The Gift Share Distribution

Our officers currently own 2,4000,000 shares of our common stock. They intend to give 400,000 of these shares to individuals and organizations selected by them. Each donee will receive 500 gift shares and be subject to the resale restrictions described in this prospectus. Since a controlling interest in a public company is usually more valuable than 100% ownership of a comparable private company, our officers hope to derive a substantial economic benefit from the gift share distribution and the successful implementation of our business plan. Therefore, the gift share distribution cannot be viewed as an act of simple generosity. We expect to have 804 stockholders when the gift share distribution is completed.

Rule 419 Requirements

Our distribution is subject to Rule 419 and we will promptly deposit all certificates for gift shares in the Rule 419 escrow. Stock certificates deposited in the Rule 419 escrow will be held in trust for the donees until we negotiate a business combination and comply with the disclosure, reconfirmation and closing requirements of Rule 419. Donees will not be permitted to sell their gift shares until we complete a business combination.

If we negotiate a business combination, we will file an amendment to our registration statement that contains the information specified in Rule 419(e)(1). Within five days after the effective date of this amendment, we will forward an updated prospectus to each donee. Each donee will then be required to either approve the proposed transactions in writing and retain the gift shares, or reject the proposed transactions and return the gift shares to the officer who made the original gift. Donees that approve the proposed transactions will be required to retain ownership of at least 100 gift shares until the earlier of nine months after the closing of the business combination or the listing of the combined companies' stock on the Nasdaq Stock Market.

If we ultimately conclude that we will be unable to negotiate a suitable business combination, comply with Rule 419 and close the proposed transactions within 18 months from the date of this prospectus, we intend to distribute any remaining assets to our stockholders and liquidate.

Acquisition Plan

We will promptly begin our search for a target. We believe our search for a target will require months of investigation. We also expect the negotiation of a business combination to be a time consuming process. We have included the following additional shares in our registration statement to facilitate a business combination:

7,600,000	acquisition shares that we may offer to issue in connection with a business combination;
1,600,000	founders' shares that our officers may resell or transfer to our advisors, participants in a business combination and others.

We will receive property in connection with the issuance of acquisition shares but we will not receive any proceeds from the resale or other transfer of founders' shares.

Our officers will have broad discretion to structure a business combination and negotiate terms for the issuance of acquisition shares and the resale of founders' shares. The prospectus for our reconfirmation offering will disclose the material terms of all such all transactions.

The following example provides summary forward-looking information on the future ownership of our company assuming that 7,600,000 acquisition shares are issued in connection with a business combination, 1,400,000 founders' shares are sold to the owners of a target and 200,000 founders' shares are sold to our advisors.

Our Officers	Original holdings	Stock issuances and (sales)	Potential future ownership	Percent of total
Stock currently outstanding	2,400,000			
Gift shares transferred to donees		(400,000)		
Founders' shares sold to advisors		(200,000)		
Founders' shares sold to owners of the target	—	(1,400,000)		
Total	2,400,000	(2,000,000)	400,000	4.00%
Gift Share Donees	—	400,000	400,000	4.00%
Advisors to our company	—	200,000	200,000	2.00%
Owners of the target				
Founders' shares purchased	—	1,400,000		
Acquisition shares received	—	7,600,000		
Total		9,000,000	9,000,000	90.00%
Total shares outstanding after business combination			**10,000,000**	**100.00%**

The actual ownership interests of the various classes of stockholders may vary from the forward-looking information set forth in the table and will not be known until we have negotiated a business combination. While there are no restrictions on the number of founders' shares that could be sold to our advisors, we expect that the owners of a target will seek to maximize their ownership interest. If a target has a significant number of minority stockholders who will not be classified by Nasdaq as affiliates of the combined companies, it is possible that no shares will be sold to advisors. Our officers will not negotiate business combination terms that would result in the combined companies having a "public float" of less than 1,000,000 shares under applicable Nasdaq rules.

The stock of the combined companies will not qualify for an immediate Nasdaq listing and may never qualify for such a listing. However, we expect the stock to qualify for quotation on the OTC Bulletin Board, an automated inter-dealer quotation system for equity securities that do not qualify for inclusion in Nasdaq. If a public market develops after the closing of a business combination, it is likely to be illiquid and volatile.

SUMMARY FINANCIAL INFORMATION

Summary Statement of Operations Data

The following table presents summary unaudited information on our results of operations for the three-month periods ended March 31, 2002 and 2001, together with summary audited information on our results of operations for the year ended December 31, 2001 and the period from December 1, 2000 (Inception) through December 31, 2000. This data is qualified in its entirety by our financial statements.

| | Three-Month Periods Ended | | Year Ended | December 1, 2000 (Inception) through |
	March 31, 2002 (Unaudited)	March 31, 2001 (Unaudited)	December 31, 2001 (Audited)	December 31, 2000 (Audited)
Organization costs (1)				$7,215
Operating expenses (1)	$1,000	$804	$3,072	$1,000
Net income (loss)	($1,000)	($804)	($3,072)	($8,215)
Net Income (loss) per share	$ —	$ —	$ —	$ —
Number of shares outstanding	2,400,000	2,400,000	2,400,000	2,400,000

(1) Our officers paid $6,715 of organization costs and $3,000 of operating costs on our behalf during the year ended December 31, 2001.

Summary Balance Sheet Data

The following table presents summary information on our financial condition at December 31, 2001 and March 31, 2002. The table also presents as adjusted information that gives pro forma effect to the gift share distribution. This data is qualified in its entirety by our financial statements.

	As of December 31, 2001	As of March 31, 2002	As Adjusted for gift shares
Cash in banks	$ 38,426	$ 37,426	$ 45,000 (1)
Deferred offering costs (2)	110,349	125,134 (3)	148,264 (4)
Total assets	$148,775	$162,560	$193,264
Total Liabilities	$ —	$ —	$ —
Common stock	$ 2,400	$ 2,400	$ 2,400
Additional paid-in capital	157,662	172,477	203,151 (5)
Deficit accumulated during the development stage	(11,287)	(12,287)	(12,287)
Total stockholders' equity	$148,775	$162,560	$193,264

(1) Our officers will make an additional capital contribution of $7,574 on the date of this prospectus for the purpose of increasing our available cash to $45,000.
(2) Deferred offering costs will be carried as an asset until we complete a business combination or abandon our business and liquidate. At that time, deferred offering costs will be offset against additional paid-in capital.
(3) We incurred $125,134 in offering costs prior to March 31, 2002. Our Company paid $5,002 of these costs and our officers paid or agreed to pay the balance.
(4) We expect to incur $23,130 in additional offering costs prior to the completion of the gift share distribution. Our officers will pay all of these costs.
(5) Includes $7,574 that our officers will contribute to us on the date of this prospectus and $23,130 in additional paid-in capital from the payment of additional offering costs by our officers.

RISK FACTORS

Our shares are extremely speculative and our business plan involves a very high degree of risk. We believe that common stock in a blank check company is one of the most speculative investments available. You should carefully consider the following risks and the other detailed information in this prospectus.

Risks for all Stockholders

Our officers hope to derive a substantial economic benefit from the gift share distribution and the successful implementation of our business plan.

While our officers will not receive money, property or other consideration from any donee, they will continue to hold 2,000,000 founders' shares that may either be offered for resale or retained for investment. A controlling interest in a public company is usually more valuable than 100% ownership of a comparable private company. Therefore, our officers hope to derive a substantial economic benefit from the gift share distribution and the successful implementation of our business plan. Therefore, the gift share distribution cannot be viewed as an act of simple generosity.

Even if we negotiate and close a business combination, an active, stable, liquid and sustained public market for the combined companies' stock may never develop.

Sally A. Fonner, our president, has previously served as the sole officer and director of five inactive public shells that effected business combinations with private companies. In each of these transactions, the combined companies' stock has only qualified for quotation on the OTC Bulletin Board, trading has not been active, liquid or sustained and the market prices have been volatile. Even if we negotiate and close a business combination, an active, stable, liquid and sustained public market for the combined companies' stock may never develop. Donees are encouraged to independently review the available information on these prior transactions.

Our officers do not have any experience with Rule 419 transactions that you can use to evaluate our company's future potential.

Transactions under Rule 419 are considerably more complex than other shell transactions. Our officers do not have any experience with Rule 419 transactions and their prior experience in simple shell transactions may not be a reliable indicator of their ability to complete a business combination that is subject to the more stringent requirements of Rule 419. There is no assurance that we will negotiate or close a business combination.

You will not be able to sell your gift shares until we complete a business combination.

All certificates for gift shares will be promptly deposited in the Rule 419 escrow and held in trust until we close a business combination. You will not be able to sell or transfer your gift shares until we have completed a business combination and the escrow agent has mailed your stock certificates to you.

You will be required to retain ownership of at least 100 gift shares for up to nine months after we complete a business combination.

Each donee will be required to retain ownership of at least 100 gift shares until the earlier of nine months after the completion of a business combination or the listing of the combined companies' stock on Nasdaq. A simple quotation on the OTC Bulletin Board or the Pink Sheets will not satisfy this requirement. When the gift shares are released from the Rule 419 escrow, each donee will receive two certificates: one for 100 shares and a second for 400 shares. The certificate for 100 shares will be imprinted with a restrictive legend that describes the applicable limitations on transfer.

We will not be able to obtain additional financing until we complete a business combination.

Our officers will make an additional capital contribution of $7,574 on the date of this prospectus for the purpose of increasing our available cash to $45,000. We will not be able to obtain additional financing until we complete a business combination. If we spend our available cash before we complete a business combination, we may be forced to abandon our business and liquidate.

Time pressures may increase the risk that we will truncate our due diligence, lower our expectations or liberalize our selection standards.

If we ultimately conclude that we will be unable to negotiate a suitable business combination, comply with Rule 419 and close the proposed transactions within 18 months from the date of this prospectus, we will promptly distribute any remaining assets to our stockholders and liquidate our company. This will increase the risk that we will truncate our due diligence, lower our expectations or liberalize our selection standards over time.

Our reconfirmation offering will be a "take it or leave it" proposition.

We must conduct our reconfirmation offering as soon as we negotiate a business combination where the fair value of the property to be acquired exceeds $1,920,000. If we select a target and make a reconfirmation offering that is not accepted by the requisite percentage of the donees, Rule 419 will require us to unwind the gift share distribution and return the gift shares to our officers. Therefore, our reconfirmation offering will be a "take it or leave it" proposition.

You may not be able to rely on the collective business judgment of others.

Rule 419 does not establish a fixed percentage of donees that must approve our reconfirmation offering. Instead, it only requires that our prospectus disclose the reconfirmation threshold negotiated by the parties. If a proposed transaction provides for a relatively low reconfirmation threshold, you may not be able to rely on the collective business judgment of a large number of other donees in making a reconfirmation decision. On the other hand, if a proposed transaction provides for a relatively high reconfirmation threshold, the other donees may have the power to overrule your individual decision.

Our officers will be able to approve all corporate actions without your consent.

After the gift share distribution, our officers will own approximately 83% of our voting stock. Therefore, they will have both the executive and voting power to approve all corporate actions without your consent.

We expect a business combination to result in a change in control and our officers will not have any power to influence future decisions of the combined companies.

We plan to issue up to 7,600,000 acquisition shares in connection with a business combination. Therefore we expect a business combination to result in a change in control. After a change in control, the owners of the target will have the right to appoint their own officers and directors and our current officers will have no power to influence future decisions, seek a listing for our stock or take any other action to promote an active public market. There can be no assurance that we will be able to negotiate appropriate after-market support agreements or that any terms we negotiate will be effective. If the combined companies do not devote sufficient time and resources to developing and promoting an active trading market, you may be unable to sell your gift shares at any price.

The personal pecuniary interests of our officers may conflict with their fiduciary duties.

We have registered 1,600,000 founders' shares for resale. Our officers have agreed that they will not resell founders' shares at a price that represents a premium to the comparable per share value received by our company. Nevertheless, it is likely that a business combination and the related resale of the founders' shares will result in the transfer of property to our company and the payment of cash to our officers. Therefore, the personal pecuniary interests of our officers may conflict with their fiduciary duties. Our company will not receive any proceeds from the sale of the founders' shares.

All of our officers are engaged in other business activities and will face conflicts of interest in allocating their time between our company and their other business affairs.

Our officers are not required to devote any specific amount of time to our business. Each of our officers is actively involved in other business pursuits and will face conflicts of interest in allocating their time between our company and their other business affairs. Such conflicts may cause unanticipated delays or prevent us from effecting a business combination.

If we lose the services of Mr. Petersen, we may be unable to pay the fees of outside legal counsel.

We expect that John L. Petersen, our general counsel, will represent our company in connection with a business combination and assist in drafting the post-effective amendment to our registration statement. We will not pay any cash fees to Mr. Petersen for these services. If Mr. Petersen fails to provide the required services in a timely manner, we may have insufficient cash to retain outside legal counsel to perform the required work.

The bulk of our outstanding shares and all of the shares we plan to issue have been included in our registration statement.

While our officers will not negotiate a business combination transaction on terms that would result in the combined companies having a public float of less than 1,000,000 shares, the bulk of our outstanding shares and all of the shares we plan to issue have been included in our registration statement. If we are able to negotiate and close a business combination, all shares held by gift share donees, our advisors and other non-affiliated stockholders of the combined companies will be eligible for immediate resale. If a substantial number of shares are offered at the same time, the market price of the combined companies' stock will be adversely affected.

Our regulatory status may make a business combination more complex and expensive.

This distribution has been registered on Form S-1. Our decision to use this form may make compliance with the disclosure and reconfirmation requirements of Rule 419 more difficult. All our future SEC filings must comply with the requirements of Regulations S-K and S-X, which can be more complex than their counterparts under Regulation S-B. Therefore, the owners of a potential target may decide that added cost of regulatory compliance will make our company less desirable than a competing public shell.

There has never been a public market for our shares and such a market may never develop.

There has never been a public market for our shares and such a market may never develop. No market makers have expressed any interest in our company and we do not intend to engage in discussions with potential market makers until we have negotiated a business combination. If a public market for the shares of the combined companies does not develop, you may be unable to resell your shares at any price.

The combined companies' stock is likely to be subject to the SEC's penny stock regulations, which may discourage brokers from effecting transactions in the stock.

Under applicable SEC regulations, shares of stock that are issued by a company that has less than $5,000,000 in net tangible assets, have a market price of less than $5 per share and are not listed on Nasdaq or a stock exchange are classified as "penny stock." The penny stock regulations impose significant restrictions on brokers who sell penny stock to persons other than established customers and accredited investors. The combined companies' stock is likely to be subject to the penny stock regulations, which may discourage brokers from effecting transactions in the stock. This would decrease market liquidity, adversely affect market price and make it difficult for you to use the combined companies' stock as collateral.

Additional Risks for Owners of Potential Targets

A business combination with our company will probably not be less expensive than an IPO.

We do not have access to any substantial financial resources. Accordingly, a business combination with our company will probably not be less expensive than an IPO. We expect you will expend substantial sums for:

The fees of your lawyers and accountants who will bear primary responsibility for preparing the information that must be included in our reconfirmation offering prospectus;

The costs of preparing any additional registrations and applications necessary to facilitate the closing of a business combination, comply with state law or facilitate the development of a trading market; and

The costs of preparing, filing and distributing regular reports under the Exchange Act, together with the specific stockholder reports required by Rule 419.

We believe that an IPO is a better alternative than a business combination with a public shell. If you have the ability to conduct an IPO, we encourage you to do so. If you are not in a position to conduct an IPO and you still want to go public, you should be aware that the process of effecting a business combination with a public shell is difficult, expensive and subject to numerous substantial risks that will make it very difficult to develop an active, liquid and sustained trading market for the combined companies' stock.

You should not consider a business combination with our company if you need additional capital or will require additional capital within 12 to 18 months.

A business combination with our company will not give you immediate access to the capital markets. You should not consider a business combination with our company if you need additional capital or will require additional capital within 12 to 18 months. Until the combined companies have been active for a sufficient period of time to demonstrate credible operating performance, it will be very difficult, if not impossible, for the combined companies to raise additional capital. You cannot assume that additional capital will ever be available.

You should expect increased regulatory scrutiny and a high degree of skepticism from the financial community if you enter into a business combination with our company.

Blank check companies have been used as vehicles for fraud and manipulation in the penny stock market. Therefore, you should expect more regulatory scrutiny at the Federal and state level than you might otherwise encounter if you simply filed a registration statement for an IPO. Moreover, the financial community views shell transactions with a high degree of skepticism until the combined companies have been active for a sufficient period of time to demonstrate credible operating performance. Increased regulatory scrutiny may increase your compliance costs and market skepticism may make it more difficult to establish and maintain an active trading market.

You should not consider a business combination with our company if you are seeking short-term investment liquidity for corporate insiders.

While the acquisition and founders' shares have been registered under the Securities Act, all shares held by affiliates of the target will be classified as "restricted securities" that were issued on the closing date of the business combination. These shares will not be eligible for resale for a period of one year after the closing date unless the resale is affected pursuant to an effective registration statement. You should not consider a business combination with our company if you are seeking short-term investment liquidity for corporate insiders.

The combined companies' stock will not qualify for an immediate Nasdaq listing and may never qualify for such a listing.

Even if your company satisfies the stockholders equity and/or net income requirements for a Nasdaq listing, the combined companies must also meet the minimum distribution, active market maker and minimum market price requirements. While we believe the combined companies will be able to satisfy Nasdaq's stockholder and public float requirements, Nasdaq generally requires an established trading history of 90 days at a price that exceeds the minimum market price requirements before it will consider a listing application. Therefore, the combined companies' stock will have to begin trading on the OTC Bulletin Board, and wait to apply for a Nasdaq listing until all of the applicable listing standards are satisfied. There can be no assurances that the combined companies' stock will ever qualify for a Nasdaq listing.

We are not investment bankers and you will need to devote substantial time, effort and expense to developing and maintaining an active trading market.

We are not investment bankers and we have no ability to promote the combined companies' stock. Therefore, you will need to devote substantial time, effort and expense to developing and maintaining an active trading market. If you fail to devote adequate time and resources to that effort, any market that does develop is likely to be short-lived and volatile. If an active and liquid trading market does not develop, the market price for the combined companies' stock will decline and such declines are likely to be permanent.

The holders of gift shares are likely to be "sellers" and the availability of large quantities of gift shares may impede the development of a trading market or increase market volatility.

The holders of gift shares will have no money at risk in our company. If you enter into a business combination with our company, the donees are likely to be willing to sell their gift shares at a price that is significantly less than the minimum price required for a Nasdaq listing. In such an event, the market may have to absorb a substantial percentage of the outstanding gift shares before the market price stabilizes.

If the combined companies are successful, there may not be enough shares available.

Our capital structure has been designed to foster the development of an orderly trading market. However, if the combined companies are successful, the relatively small number of freely transferable shares may make it difficult to satisfy market demand. Our existing stockholders can be expected to maximize their personal benefit and if substantial quantities of our shares are withheld from the market, the supply and demand imbalances may drive the market price of the combined companies' stock to unsustainable levels.


THIS PROSPECTUS INCLUDES
FORWARD-LOOKING STATEMENTS


This prospectus includes forward-looking statements and information on a number of topics, including:

Our goals, our business plan and the availability of suitable targets;

Our ability to locate a suitable target, conduct an adequate due diligence investigation and negotiate a reasonable business combination;

Our ability to execute our business plan within the restrictions of Rule 419;

The potential development of a public trading market for the combined companies' stock; and

Other topics that can be identified by the use of forward looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "believe" and other similar words.

These statements are forward-looking and reflect our current expectations. They are subject to a number of risks and uncertainties, including the risk factors and other uncertainties described in this prospectus. We do not intend to update our forward-looking statements. In light of the many risks and uncertainties surrounding our business plan, gift share donees, targets and potential purchasers of founders' shares should be aware that we can provide no assurance that any of the forward-looking statements in this prospectus will prove to be accurate.


THE GIFT SHARE DISTRIBUTION IS SUBJECT TO
SECURITIES AND EXCHANGE COMMISSION RULE 419


We are a "blank check company," as defined in Rule 419. Our business plan may be described as a "blind pool" because neither you nor we know what the business of our company will be. This section explains the requirements of Rule 419 and describes the procedures we will implement to insure compliance with the Rule.

Introduction to Rule 419

Blank check companies have been used as vehicles for fraud and manipulation in the penny stock market. In response to a Congressional mandate, the SEC adopted Rule 419, which requires blank check companies to implement certain safekeeping, disclosure and reconfirmation procedures in their public offerings, including:

Depositing at least 90% of any net offering proceeds in escrow until the requirements of Rule 419 have been satisfied and an acquisition has been completed;

Depositing all certificates for shares distributed to the public in escrow until the requirements of Rule 419 have been satisfied and an acquisition has been completed;

Conducting a reconfirmation offering for the purpose of giving public stockholders an opportunity to review and consider detailed prospectus disclosure concerning a proposed acquisition;

Giving each public stockholder an opportunity to either approve the proposed acquisition and retain his shares, or reject the proposed acquisition and unwind his stock acquisition transaction;

Unwinding individual transactions with any public stockholders that fail to approve the reconfirmation offering in writing; and

Unwinding all transactions if a specified percentage of the public stockholders do not approve the reconfirmation offering in writing or if a suitable acquisition is not closed within 18 months.

Application of Rule 419

Rule 419 applies to every registration statement filed by a blank check company and the staff of the SEC's Division of Corporation finance has taken the position that Rule 419 applies to both issuer transactions and transfers of outstanding securities. Since our officers will not receive money, property or other consideration from any donee in connection with the gift share distribution, the gift share distribution will not result in any offering proceeds that can be deposited in escrow. We will, however, comply with the procedural requirements of Rule 419.

We will deposit all certificates for gift shares the Rule 419 escrow when our officers complete the gift share distribution. These certificates will be held in trust for the sole benefit of the donees until we negotiate a business combination and comply with the disclosure, reconfirmation and closing requirements of Rule 419. You will not be permitted to sell your gift shares until we complete a business combination.

When our officers negotiate a resale or other transfer of founders' shares to our advisors, participants in a business combination or others, they will promptly deposit certificates for those shares in the Rule 419 escrow where they will be held in trust until we complete our reconfirmation offering and close a business combination.

All agreements relating to the resale or other transfer of founders' shares will be subject to the successful completion of our reconfirmation offering. Purchasers of founders' shares will not be required or permitted to pay for their shares until the closing of the related business combination. Therefore, the resale or other transfer of founders' shares will not result in any offering proceeds that can be deposited in escrow.

All gift shares deposited in the Rule 419 escrow will be represented by individual stock certificates that are registered in the names of the beneficial owners. All founders' shares deposited in the Rule 419 escrow will be registered in the name of the selling stockholders and accompanied by duly executed instruments of transfer. While certificates are held in the Rule 419 escrow, the beneficial owners will be entitled to all of the voting and other rights of stockholders of our company. However, shares deposited in the Rule 419 escrow may not be sold or transferred, except upon death, by operation of law or pursuant to a qualified domestic relations order.

Reconfirmation Offering

Rule 419 requires us to conduct a reconfirmation offering before we close a business combination. We will take the following steps to insure compliance with the requirements of Rule 419:

When we select a target, we will negotiate a letter of intent that is contingent on the successful completion of our reconfirmation offering and the delivery of a definitive prospectus to each person who will receive acquisition shares or purchase founders' shares;

We will then file a post-effective amendment to our registration statement that contains the information required by Rule 419(e)(1)(i)-(iii), together with other appropriate disclosures;

Before we conduct our reconfirmation offering, we will deliver a copy of our reconfirmation offering prospectus to each person who will receive acquisition shares or purchase founders' shares. We will then execute definitive agreements that are only subject to the completion of our reconfirmation offering;

After executing definitive agreements, we will deliver a copy of our reconfirmation offering prospectus to each donee and conduct our reconfirmation offering.

In connection with our reconfirmation offering, each donee will be given not less than 20 days nor more than 45 days to consider the prospectus information and make a decision on the proposed transactions. Each donee will then be required to either approve the proposed transactions in writing and retain the gift shares, or reject the proposed transactions and return the gift shares to the officer who made the original gift.

If a donee does not approve our reconfirmation offering in writing, his failure to act will be treated as a rejection of our reconfirmation offering. In that case, the individual's gift share transaction will be unwound and his gift shares will be returned to the officer who made the original gift. Unless a specified percentage of the donees approve our reconfirmation offering in writing, all gift share transactions will be unwound, all gift shares will be returned to our officers and the proposed business combination will be abandoned.

Donees should understand that if our reconfirmation offering provides for a relatively low reconfirmation threshold, they might not be able to rely on the collective business judgment of a large number of others in making a reconfirmation decision. Conversely, if our reconfirmation offering provides for a relatively high reconfirmation threshold, the donees as a group might have the power to overrule individual decisions.

After we complete our reconfirmation offering and close a business combination, we will promptly send a notice of completion to the escrow agent. This notice of completion will include a copy of our final prospectus and identify the donees that approved the terms of our reconfirmation offering in writing. Upon the receipt of this notice, the escrow agent will release all of the remaining stock certificates deposited in the Rule 419 escrow. We will then file a supplement to our reconfirmation offering prospectus that indicates the number of shares released from the Rule 419 escrow and the date of such release.

USE OF PROCEEDS

Our officers will not receive money, property or other consideration from any donee in connection with the gift share distribution. Likewise, our company will not receive any proceeds from the gift share distribution. Our officers will make an additional capital contribution of $7,574 on the date of this prospectus for the purpose of increasing our available cash to $45,000. This contribution will not be classified as offering proceeds.

If we close a business combination, we will receive property in connection with the issuance of acquisition shares. It is impossible to predict the value of such property.

Subject to the limitations described in this prospectus, our officers may resell or transfer all or any portion of the founders' shares to our advisors, participants in a business combination and others. The proceeds from the resale of founders' shares may be substantial. Our company will not have any interest in the proceeds from the resale of founders' shares.

REASONS FOR THE GIFT SHARE DISTRIBUTION

Our officers believe that a large stockholder base and an even distribution of stock ownership are essential features for a well-structured public shell. They also believe a controlling interest in a public company is usually more valuable than 100% ownership of a comparable private company. Because of the legal and procedural complexities involved in soliciting a large number of potential investors and accounting for investor funds under Rule 419, our officers have decided it is in their best interest to simply give shares to family, friends and business associates. While our officers will not receive money, property or other consideration from any donee , they hope to derive a substantial economic benefit from the gift share distribution and the successful implementation of our business plan. Therefore, the gift share distribution cannot be viewed as an act of simple generosity.

DILUTION

After giving effect to the $7,574 our officers will contribute to our company on the date of this prospectus, our net tangible book value is $45,000, or approximately $.02 per share. Since the gift share distribution involves the transfer of issued and outstanding shares that are currently owned by our officers, it will not change the net tangible book value of our stock. We cannot predict whether a future business combination will ultimately result in dilution to our stockholders, but we believe such an outcome is unlikely. If appropriate, our reconfirmation offering prospectus will include a detailed dilution discussion.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2002. The table also presents as adjusted information that gives retroactive effect to the completion of the gift share distribution. This data is qualified in its entirety by our financial statements.

	As of March 31, 2001	As adjusted for gift shares
Common stock, $0.001 par value, 25,000,000 shares authorized, 2,400,000 shares issued and outstanding,	$ 2,400	$ 2,400
Preferred, $0.001 par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	172,447	203,151 (1)
Deficit accumulated during development stage	(12,287)	(12,287)
Total stockholders' equity	$162,560	$193,264

 (1)   Includes $7,574 that our officers will contribute to us on the date of this prospectus and $23,130 in additional paid-in capital from the payment of additional offering costs by our officers.

MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

Financial Condition

We were incorporated in Delaware on December 1, 2000. Our officers purchased 2,400,000 shares of our common stock for $45,000. We had $37,426 in cash at March 31, 2002. Since our business plan is based on the assumption that we will need $45,000 in cash to finance our operations, our officers will contribute $7,574 to our company on the date of this prospectus for the purpose of increasing our available cash balance to $45,000.

While we incurred $137,421 in organization, operating and offering costs through March 31, 2002, our company only paid $7,574 of these costs. The balance was paid by our officers and accounted for as additional capital contributions. The following table presents summary information on the total organization, operating and offering costs we incurred through March 31, 2002, the additional costs we expect to incur before our officers complete the gift share distribution, and the allocation of such costs between our company and our officers:

	Total costs incurred	Costs paid by our company	Costs paid by our officers
Organization costs	$ 7,215	$ 500	$ 6,715
Operating costs through March 31, 2002	5,072	2,072	3,000
Offering costs through March 31, 2002	125,134	5,002	120,132
Balance at March 31, 2002	137,421	7,574	129,847
Anticipated additional offering costs	23,130	—	23,130
Totals	$160,551	$7,574	$152,977

Plan of Operations

We will use our available cash resources to pay the costs of operating our company, investigating business opportunities, negotiating a business combination and preparing the required post-effective amendment to our registration statement. Our president will receive a cash overhead allowance of $1,000 per month during the period between the date of this prospectus and the completion of our reconfirmation offering. We will not pay any other compensation to our officers, but we will reimburse any out-of-pocket expenses they incur on our behalf.

We intend to request a reasonable due diligence fee before we begin a detailed investigation into the affairs of a potential target. There can be no assurance that any potential target will be willing to pay a due diligence fee, or that any due diligence fees we receive will be sufficient to offset the out-of-pocket costs incurred.

Rule 419 will require us to unwind all gift share transactions if we are unable to negotiate a business combination, complete our reconfirmation offering and close the transaction within 18 months from the date of this prospectus. If we ultimately conclude that we will be unable to meet this deadline, we will promptly distribute any remaining assets to our stockholders and liquidate our company. We believe our available cash resources will be adequate for our anticipated needs. Nevertheless, we may run out of money if a particular investigation requires significant technical expertise, or if we spend substantial amounts of money investigating a potential target and then determine that the potential target is not suitable.

We will not satisfy the requirements of SEC Rule 155 until 30 days after completion of our reconfirmation offering. Therefore, we will be unable to augment our working capital by selling additional securities in private placement transactions. While we have the corporate power to borrow money, credit is not likely to be available. Our officers have no duty to loan money to our company. If we spend our available cash and are unable to obtain additional financing, we will be forced to abandon our business and liquidate.

PROPOSED BUSINESS

We are a blank check company. Our business goal is to increase stockholder value by effecting a business combination where the expected market value of the combined companies' stock will be greater than the current value of our stock. We have not engaged in substantive business activities to date and we have no plans to engage in any particular business in the future. We will not restrict our search for a target to any particular industry.

The IPO market has been very weak since the spring of 2000 and most proposed IPO's have been delayed or abandoned. Despite uncertain market conditions, we believe that a substantial number of adequately financed private companies need to become publicly held in order to satisfy the requirements of their early-stage investors and implement their growth strategies. We believe our blank check company structure may present a viable alternative for certain private companies that need to be publicly held, but have been unable to conduct an IPO.

Overview of Shell Transactions

The two most common ways for a private company to "go public" are a traditional IPO or a business combination with a public shell. Most private companies that decide to go public do so because they need to raise capital. But financing is not the only reason that private companies decide to go public. Other reasons include:

Creating an "alternative currency" (i.e. publicly traded shares) that can be used for acquisitions;

Facilitating equity-based compensation, management succession and retirement planning;

Facilitating estate planning by establishing a "market value" for a company;

Providing investment liquidity for investors and minority stockholders; and

Preparing a foundation for future financing activities.

We believe an IPO is usually preferable to a shell transaction. But in cases where an adequately financed private company wants to go public for reasons other than a current need for additional capital, we believe it is important for the management and owners to carefully consider the pros and cons of each alternative. The following table highlights some of the differences we believe a private company should consider before deciding between an IPO and a shell transaction.

Characteristics of IPO Market	Characteristics of Business Combination Market
An IPO usually generates substantial cash proceeds and dilutes the ownership interest of insiders.	Business combinations do not usually generate substantial cash proceeds or dilute ownership.
The IPO market can be "trendy," and if a company is not in a "hot" industry it can be difficult or impossible to conduct an IPO.	The business combination market is frequently less concerned with current trends.
Secondary markets develop rapidly, the markets are generally liquid and there is usually a good balance between sellers and buyers.	Secondary markets develop slowly, liquidity is often a problem and there are frequently more sellers than buyers.
The IPO market is very sensitive to current market conditions and deals are frequently aborted or delayed at a relatively late stage in the process.	The business combination market has less sensitivity to current market conditions and deals are less likely to be aborted or delayed in their final stages.
The IPO market has a high degree of visibility and companies that complete an IPO find it relatively easy to develop "institutional" interest in their stock.	The business combination market has relatively low visibility and companies frequently find it difficult to develop "institutional" interest in their stock.
Because of the competition and due diligence associated with the IPO process, companies that complete an IPO are often perceived as more substantial and credible.	Companies that engage in shell transactions are generally viewed with skepticism for an extended period of time.

The generic term "public shell" can be used to describe any existing company that has no substantial business activities, a relatively large stockholder base and outstanding stock that may be lawfully resold by the holders. Within this broad definition, there are substantial variations in the structure, value and overall utility of public shells. The factors that are typically considered when evaluating a public shell include:

Control Status Public shells that can offer a controlling interest to the owners of a target are generally more desirable than shells that cannot implement a change in control.

Regulatory Status Public shells that are registered with the SEC are generally more desirable than shells that will be required to register with the SEC at some future date.

1933 Act Registration Public shells that can issue registered stock in connection with a business combination are generally more desirable than shells that can only issue restricted stock.

Trading Status Public shells that are listed for trading or eligible for immediate listing are generally more desirable than shells that will be required to pursue a listing at a future date.

Available Resources Public shells that have available resources, particularly cash resources, are generally more desirable than shells that have no available resources or material liabilities.

Prior Operations Public shells that have no prior operations are generally more desirable than shells that have prior operations and the potential for contingent liabilities.

Stock Distribution Public shells that have a substantial number of existing stockholders and a relatively even distribution of stock ownership are generally more desirable than shells that have a small number of stockholders, or a few stockholders who control large blocks of stock.

In developing a structure for our company, we have endeavored to maximize our competitive advantages and minimize our competitive disadvantages. Therefore, we believe our company will have a strong competitive position when compared with other available public shells. We can provide you no assurances, however, that potential targets will find our structure more desirable than competitive shells.

Information Requirements for Targets

We must file a post effective amendment to our registration statement and conduct a reconfirmation offering before we close a business combination. Rule 419(e)(1) requires that the amendment contain:

The information specified by Form S-1 and the applicable Industry Guides;

Audited balance sheets as of the end of the two most recently completed fiscal years and unaudited interim balance sheets for the dates specified in Regulation S-X;

Audited statements of income and cash flow for the three most recently completed fiscal years and unaudited interim statements of income and cash flow for the periods specified in Regulation S-X; and

Unaudited pro forma financial information on the combined companies.

We cannot enter into a business combination with a target that cannot provide the foregoing information. Our future SEC filings must comply with the requirements of Regulations S-K and S-X, which can be more complex than their counterparts under Regulation S-B. Therefore, the owners of a potential target may decide that added cost of regulatory compliance will make our company less desirable than a competing public shell.

Nasdaq Listing Standards

We believe the most likely business combination structure will involve a "reverse takeover" where we issue acquisition shares in exchange for the assets or the outstanding stock of the target. Upon the completion of a reverse takeover transaction, we expect that the former stockholders of the target will own a controlling interest in the combined companies. We believe our existing stockholders will be better served if they retain relatively small interest in a large company, as opposed to a relatively large interest in a small company. The reasons for this belief are numerous. First, we believe that the ongoing costs and expenses associated with reporting under the Exchange Act can be a significant burden for a small company. Second, we believe that larger companies are more likely to prosper than smaller companies. Third, we believe that larger companies are better suited to shell transactions than small companies. Finally, we believe that a substantial business combination transaction will be required to satisfy the minimum entry standards for the Nasdaq Stock Market or a national stock exchange.

The following table summarizes the recently adopted quantitative listing standards for companies that want to list their securities on the Nasdaq Stock Market:

	Entry Standards for Nasdaq Market			
	SmallCap	**NMS**		
Operating history	1 year and	N/A	2 years and	N/A
Stockholders' equity	$5,000,000 or	$15,000,000	$30,000,000	N/A
Net income (2 of last 3 years)	$750,000 or	$1,000,000	N/A	N/A
Market capitalization	$50,000,000	N/A	N/A	$75,000,000 or
Total Assets	N/A	N/A	N/A	$75,000,000 and
Total Revenue		N/A	N/A	$75,000,000
Public float (shares)	1,000,000	1,100,000	1,100,000	1,100,000
Market value of float	$5,000,000	$8,000,000	$18,000,000	$20,000,000
Bid price	$4.00	$5.00	$5.00	$5.00
Number of stockholders	300	400	400	400
Active market makers	3	3	3	4
Corporate Governance	Yes	Yes	Yes	Yes

Since the size of the target will be the most important factor in determining the market where the combined companies' stock will qualify for listing, our officers intend to use reasonable commercial efforts to identify and negotiate with the largest possible targets. Our officers will not negotiate a business combination transaction on terms that would result in the combined companies having a "public float" of less than 1,000,000 shares under applicable Nasdaq rules.

Selecting a Target and Structuring a Business Combination

We anticipate that our officers and a variety of unaffiliated sources will bring potential targets to our attention. Potential lead sources include broker-dealers, investment bankers, venture capitalists, attorneys and other members of the financial community, who may present solicited or unsolicited proposals. We will not enter into exclusive relationships with professional firms that specialize in business acquisitions. We may, however, agree to work with such firms on a non-exclusive basis.

In evaluating potential targets, our officers will ordinarily consider the following factors, among others:

The target's liquidity, financial condition and results of operation;

The target's growth potential and future capital requirements;

The nature, competitive position and market potential of the target's products, processes or services;

The relative strengths and weaknesses of the target's intellectual property protection;

The education, experience and abilities of management and key personnel;

The regulatory environment within the target's industry; and

The market performance of equity securities of similarly situated companies in the target's industry.

The foregoing is not an exhaustive list of the factors we may consider in our evaluation of potential targets. We will also consider other factors that our officers deem relevant under the circumstances. In evaluating a potential target, we intend to conduct a due diligence review that will include, among other things, meetings with management and key staff, inspection of properties and facilities, reviews of material contracts, financial statements and projections, and any other matters that we believe are relevant under the circumstances.

Our registration statement includes 7,600,000 acquisition shares that we may offer to issue in connection with a business combination. It also includes 1,600,000 founders' shares that our officers may offer to resell to our advisors, participants in a business combination and others. Within these limits, our officers will have unlimited flexibility to structure a business combination and establish terms for the resale the founders' shares.

The time, effort and expense required to evaluate a target and negotiate a business combination cannot be predicted with any degree of accuracy. We do not have any full-time employees. Our officers act as part-time employees but are not required to devote any specific amount of time to our business. If our officers do not devote adequate time to investigation, due diligence and negotiations, we may be unable to identify a suitable target, negotiate a business combination and comply with the requirements of Rule 419 in a timely manner.

Limited Ability to Evaluate Successor Management

We intend to evaluate the management of a potential target when considering the desirability of a business combination. We cannot assure you that our assessment will prove to be correct or that a target's management will possess the particular skills, qualifications and abilities required to effectively manage a public company.

We may require the target to recruit additional personnel to supplement its current management team. We cannot assure you that a target will have the ability to recruit additional managers, or that any new management team members that are recruited will have the requisite skills, knowledge or experience.

While it is possible that one or more of our officers will remain involved in the affairs of the combined companies, it is unlikely that any of them will have ongoing executive or board level authority. While our officers have significant experience in a variety of industries, we cannot assure you that our officers will have significant experience or knowledge relating to the operations of a particular target.

Our reconfirmation offering prospectus will include summary information on the identity, education and experience of the officers, directors and key personnel of the target.

Valuation of Targets

Our board of directors intends to rely on established metrics that are generally used in the financial community to determine the value of a target and negotiate the terms of a business combination. Our board of directors will ordinarily begin its evaluation of a target using the following objective factors, among others:

The target's audited balance sheet;

The target's historical and projected sales; and

The target's historical and projected results of operations and cash flow.

In most cases, our board of directors will also consider a variety of subjective factors that can have a positive or negative impact on valuation decisions, including:

Overall conditions in the target's industry and the target's competitive position within its industry;

The relative strengths and weaknesses of the target's business development plans;

The market capitalization of similarly situated public companies; and

The relative strengths and weaknesses of the target, compared with similarly situated public companies.

Based on their analysis, our board of directors will reach a conclusion concerning the fair market value of a target. It will then attempt to negotiate a business combination that maximizes stockholder value. The board of directors may retain independent experts to assist in the evaluation of a target but it is not required to do so.

The valuation of a potential target is an inherently subjective process that is subject to a substantial degree of risk and uncertainty. Our directors are not experts in investment banking or the evaluation of businesses. We can give you no assurance that our directors will be able to accurately assess the fair market value of a particular target. We can give you no assurance that our directors will be able to negotiate a business combination on terms that are advantageous to our stockholders. If a business combination is concluded, we can give you no assurance that the combined companies' stock will ever achieve a market price that is in line with the value determined by our board of directors.

No Right to Approve Specific Terms

We do not intend to provide information to our stockholders regarding our evaluation of potential targets or the progress of negotiations. Our officers will have the necessary executive and equity voting power to unilaterally approve all corporate actions until we close a business combination. As a result, gift share donees will have no effective voice in decisions made by management and will be entirely dependent on management's judgment in the selection of a target and the negotiation of the specific terms of a business combination.

Under Delaware law, the stockholders of a corporation are not entitled to vote with respect to a stock issuance transaction that does not involve a statutory merger, even if the transaction will result in a change in control. We presently intend to structure a business combination as an exchange of stock in our company for the assets or outstanding stock of a target. Since we do not intend to conduct a statutory merger with a target, we do not intend to seek prior stockholder approval of the terms of a proposed business combination.

Rule 419 will not give stockholders voting rights that they do not otherwise possess under Delaware law. If we successfully negotiate a business combination, the transaction will be presented to our stockholders as an integrated whole. Each gift share donee will then be required to make an independent decision about whether he wants to remain a stockholder. Gift share donees that do not accept the terms of our reconfirmation offering in writing will the gift shares held for their benefit in the Rule 419 escrow. If the requisite percentage of gift share donees does not reconfirm their subscriptions in writing, we will not close a proposed business combination.

Rule 419 does not require that a specific percentage of the gift share donees accept our reconfirmation offering. Instead, Rule 419 leaves that issue to negotiations between our company and the target. If the terms of our reconfirmation offering establish a relatively low reconfirmation threshold, gift share donees will not necessarily be able to rely on the collective business judgment others in making their decisions.

We will endeavor to structure a business combination so as to achieve the most favorable tax treatment to us, the target and the stockholders of both companies. We cannot assure you, however, that the Internal Revenue Service or any state tax authority will agree with our tax treatment of the business combination.

Business Diversification is Unlikely

Rule 419 will require us to conduct our reconfirmation offering as soon as we negotiate a transaction where the fair value of the business or assets to be acquired exceeds $1,920,000, calculated as 80% of the estimated value of the maximum number of shares included in our registration statement. Since we intend to issue acquisition shares in exchange for the stock or assets of a target, any material acquisition is almost certain to result in a change in control.

We will probably not be able to diversify our operations or benefit from the spreading of risks or offsetting of losses. We will probably be dependent upon the development or market acceptance of a single or limited number of products, processes or services. Our probable lack of diversification may subject us to a variety of economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact on our future business. Accordingly, there is no assurance that our future operations will be commercially viable.

Finders' Fees

If our company or the target agrees to pay cash finders' fees, the payments will reduce the cash resources of the combined companies. If our company or the target agrees to pay stock-based finders' fees, the stock issuances will reduce the number of shares that would otherwise be available to the owners of a target. Therefore, we believe the target should participate in all decisions respecting the payment of finders' fees. Accordingly, we will not agree to pay any finder's fees or similar compensation without the express consent of the target.

We will not pay finders' fees, commissions or similar compensation to our officers or their respective affiliates. Our company and our officers will not pay any finders' fees, commissions or similar compensation to persons who are not duly licensed broker-dealers without first obtaining an opinion of legal counsel that registration is not required under the circumstances.

Our reconfirmation offering prospectus will disclose the material terms of any agreements for the direct or indirect payment of finders' fees, commissions or similar compensation by our company and/or our officers.

Competition

We expect to encounter intense competition from other entities that have a similar business objective. Some potential competitors have significant cash resources that will be available for use following a business combination. Others have outstanding warrants that can be expected to generate substantial cash for future operations. In addition, many of our potential competitors may possess more experienced management teams and greater technical, human and other resources than we do. The inherent limitations on our competitive position may give others an advantage in pursuing the acquisition of a target. Further, our obligation to file a post-effective amendment and conduct a reconfirmation offering will probably delay the completion of a transaction. This obligation may place us at a competitive disadvantage in negotiating a business combination.

Facilities, Employees and Administration

We do not have any office facilities of our own and do not intend to establish separate office facilities until we complete a business combination. We do not own any equipment and do not intend to purchase or lease any equipment until we complete a business combination.

We do not have any full-time employees. Our four executive officers act as part-time employees but they are not required to devote any specific amount of time to our business. We do not intend to hire any full-time employees until we complete a business combination.

Sally A. Fonner, our president, will provide certain facilities and administrative services for our company. Under the terms of her employment agreement, Ms. Fonner will provide all necessary office facilities and equipment, manage our day-to-day operations and manage our accounting and reporting functions in return for an overhead allowance of $1,000 per month. If we require facilities or services that are beyond the capabilities of Ms. Fonner, they will be contracted for and paid by our company. We believe that the facilities and services to be provided by Ms. Fonner will be adequate for our needs until we complete a business combination.

Periodic Reporting and Audited Financial Statements

We have registered our common stock under the Securities Exchange Act of 1934. Therefore, the combined companies will be required to file annual and quarterly reports, proxy statements and other reports with the SEC. In addition, Rule 419(f)(1) will require the combined companies to furnish stockholders audited financial statements for the first full fiscal year of operations following consummation of a business combination. Until we complete a business combination, all registration statement amendments, reports and other filings we make with the SEC will be available on our corporate website at www.winorlose.info.

No Established Public Market

There has never been a public market for our shares. We have not conducted any preliminary discussions or entered into any understandings with any market maker regarding the creation of a trading market for our securities. We will not approach nor permit anyone acting on our behalf to approach a market maker or take any steps to seek a listing for our common stock until the stock certificates are released from the Rule 419 escrow. We do not intend to use consultants to obtain market makers or promote a trading market. No officer, director, promoter or affiliate of our company, or anyone acting at their direction, will recommend, encourage or advise gift share donees to open brokerage accounts with any broker-dealer that ultimately makes a market in our shares. Gift share donees will have the exclusive authority to make their own decisions regarding whether to hold or sell their shares. We will not attempt to exercise any influence over those decisions.

Gift share donees will not receive their stock certificates or be permitted to sell their gift shares until we negotiate a business combination and comply with the disclosure, reconfirmation and closing requirements of Rule 419. After the closing of a business combination, we expect that the shares of the combined companies will be eligible for quotation on the OTC Bulletin Board, an automated inter-dealer quotation system for equity securities operated by the NASD. There is no assurance that an active trading market for our stock will ever develop. If a public market for the shares develops, it is likely to be illiquid and volatile. If large quantities of the shares are offered for sale at the same time, it will be difficult to maintain a stable market and the price is likely to fall. We believe terms of our gift share distribution will help to minimize market volatility.

MANAGEMENT

The following table identifies our directors and executive officers.

Name	Age	Position
Sally A. Fonner	53	President
Mark R. Dolan	50	Executive Vice President, Director
John L. Petersen	50	General Counsel, Director
Rachel A. Fefer	38	Secretary/Treasurer, Director

The following is a brief account of the business experience of each of our directors and executive officers.

Ms. Sally A. Fonner is a principal stockholder of our company and has served as president of our company since inception. It is anticipated that Ms. Fonner will continue to serve as an officer until we complete a business combination. Ms. Fonner is not a full-time employee of our company and is not required to devote any specific amount of time to our business. Ms. Fonner graduated from Stephens University in 1969 with a Bachelor of Arts in Social Systems. After a stint in the private sector, she returned to further her education and earned her MBA degree from the Executive Program of the University of Illinois in 1979. During the past five years Ms. Fonner has served as an officer and director and managed the business affairs of five inactive and insolvent public companies that ultimately engaged in business combination transactions with privately held companies. The following table identifies the five public companies that have been managed by Ms. Fonner during the last five years and provides summary information on the time periods for which she served as an officer and director.

Company Name	Term as an officer	Term as a director
eNote.com, Inc.	June 1998 to April 1999	June 1998 to November 1999
Telemetrix, Inc.	July 1997 to April 1999	July 1997 to April 1999
Dupont Direct Financial Holdings, Inc.	June 1998 to April 1999	June 1998 to March 2000
Liberty Group Holdings, Inc.	March 1997 to November 1999	March 1997 to December 1999
Yifan Communications, Inc.	March 2000 to July 2000	March 2000 to March 2001

Since 1996, Ms. Fonner has been the sole officer, director and stockholder of Capston Network Company; a corporation that performed administrative services for the public companies identified above and subsequently suspended its operations. At the date of this prospectus, Ms. Fonner is not an officer, director or principal stockholder of any other company with a class of securities registered under section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act.

Mr. Mark R. Dolan is a principal stockholder of our company and has served as executive vice president and a member of our board of directors since inception. It is presently anticipated that Mr. Dolan will continue to serve as an officer and director until we complete a business combination. Mr. Dolan is not a full-time employee of our company and is not required to devote any specific amount of time to our business. Mr. Dolan has been actively engaged in the practice of law for 15 years. He is a member of the Florida Bar Association and practices in the areas of corporate and intellectual property law, First Amendment law and commercial litigation. Mr. Dolan has been employed by Mark R. Dolan, PA., of Tampa, Florida since June 1998. From April 1996 to June 1998, Mr. Dolan was an employee and stockholder of Lirot-Dolan, P.A., of Tampa, Florida. Since April 2001, Mr. Dolan has served as secretary and general counsel of Yseek, Inc., a publicly held Internet technology company based in Tampa, Florida. Mr. Dolan is also a member of Yseek's board. Mr. Dolan is a 1983 graduate of the Wayne State University College of Law and a 1977 honors graduate of Michigan State University.

Mr. John L. Petersen is a principal stockholder of our company and has served as general counsel and a member of our board of directors since inception. It is presently anticipated that Mr. Petersen will continue to serve as an officer and director until we complete a business combination. Mr. Petersen has been a resident of Barberêche, Switzerland since January 1998 and is not a full-time employee of our company. Mr. Petersen is not required to devote any specific amount of time to our business. Mr. Petersen has been principally engaged in the practice of law for 20 years. He is a member of the Texas Bar Association and practices in the areas of securities and corporate law where he focuses on the corporate finance needs of entrepreneurial companies. Since April 1999, Mr. Petersen has been a partner in the law firm of Petersen & Fefer, Barberêche, Switzerland. From January 1995 to April 1999, he was a self-employed solo practitioner. Mr. Petersen is a 1976 graduate of the College of Business Administration at Arizona State University and a 1979 graduate of the Notre Dame Law School. Mr. Petersen was admitted to the State Bar of Texas in May 1980 and received his license to practice as a Certified Public Accountant in March 1981.

From March 1993 through December 1994, Mr. Petersen was an officer and director of WRT Energy Corporation, a company he initially represented as securities counsel. In February of 1995, two months after Mr. Petersen's resignation, WRT Energy completed a $100,000,000 high yield debt offering. As a result of subsequent downturns in the oil and gas market and the high interest costs associated with its debt securities, WRT Energy ultimately sought protection under Chapter 11 of the Bankruptcy Act in February 1996. As a result of substantial personal losses he sustained as a stockholder of WRT Energy, Mr. Petersen sought personal protection under Chapter 7 of the Bankruptcy Act in May 1997.

Ms. Rachel A. Fefer is a principal stockholder of our company and has served as secretary/treasurer and a member of our board of directors since inception. It is presently anticipated that Ms. Fefer will continue to serve as a director until we complete a business combination. Ms. Fefer has been a resident of Barberêche, Switzerland since April 1999 and is not a full-time employee of our company. Ms. Fefer is not required to devote any specific amount of time to our business. Ms. Fefer has been actively engaged in the practice of law for 12 years. She is a member of the Texas Bar Association and specializes in the areas of corporate law and commercial litigation. Ms. Fefer has been a partner in the law firm of Petersen & Fefer since April 1999. From September 1997 to April 1999, Ms. Fefer was an employee of Rachel A. Fefer, PC, Houston, Texas. Previously, she worked as an associate in the firm of Fouts & Moore, LLP, of Houston, Texas for 9 years. Ms. Fefer is a 1988 Graduate of the University of Texas Law School and a 1985 graduate (magna cum laude) of the School of Computer Science at the University of North Texas.

John L. Petersen and Rachel A. Fefer are husband and wife, and they practice law together as partners in the firm of Petersen & Fefer, Barberêche, Switzerland.

Board Structure

Our certificate of incorporation provides that the board of directors may fix the number of directors by resolution. Our current board consists of three members. We do not have an audit committee or a compensation committee and do not intend to create any board committees until after the completion of our reconfirmation offering. All of our current directors were elected in connection with the organization of our company. The terms of our current directors will expire on the date of our next annual meeting of stockholders, which is scheduled for June 11, 2003. Until we effect a business combination, our current board members will have sufficient voting power to re-elect themselves as directors without the approval or consent of the other stockholders.

Summary Compensation Table

In December 2001, Mr. Dolan, Mr. Petersen and Ms. Fefer each transferred 125,000 shares of our common stock to Ms. Fonner as compensation for services she rendered to us during the year ended December 31, 2001. No cash compensation was awarded to, earned by or paid to any of our officers and directors during the period from inception through March 31, 2002. The following table summarizes the foregoing information.

Name and principal position	year	Salary	Bonus	All other compensation
Sally A. Fonner, president	2000	—	—	—
	2001	—	—	$11,250 (1)

_____

(1)   Represents the contract value of 375,000 shares of common stock that were transferred to Ms. Fonner by Mr. Dolan, Mr. Petersen and Ms. Fefer in December 2001.

Future Compensation of Officers and Directors

Ms. Fonner will receive an overhead allowance of $1,000 per month during the period between the date of this prospectus and the closing of a business combination.

Each of our officers will be reimbursed for the out-of-pocket expenses they incur on our behalf. There is no limit on the amount of allowable expense reimbursements and there will be no review of the reasonableness of such expenses by anyone other than our board of directors.

Each of our officers will offer to resell a portion of their founders' shares in connection with a business combination.

Except for Ms. Fonner's cash overhead allowance, the expense reimbursements and the potential profit from the resale of founders' shares, no compensation will be awarded to, earned by or paid to any officer until we complete a reconfirmation offering. Our officers and their respective affiliates may not receive any direct or indirect compensation from a target, or any officer, director, affiliate or associate of a target in connection with a business combination. A detailed accounting of all overhead allowances, expense reimbursements and other related party transactions will be included in our reconfirmation offering prospectus.

Potential Conflicts of Interest

None of our officers are affiliated with or involved in any other blank check companies or public shells at the date of this prospectus. However, donees should be aware of the following potential conflicts of interest:

Our officers are not full-time employees of our company and they are not required to devote any specific amount of time to our business.

Our officers are actively involved in other business pursuits and will face conflicts of interest in allocating their time between our affairs and their other business interests.

Our officers may become affiliated with other entities, including blank check companies and public shells, which propose to engage in business activities similar to ours.

Our officers may have fiduciary obligations to more than one entity and they might be obligated to present a single opportunity to more than one entity.

Each of our officers is also an owner of founders' shares that will be offered for sale to third parties in connection with a business combination. Therefore, it is likely that:

> A business combination will result in a series of related transactions where our company receives property for the acquisition shares but our officers receive cash for their founders' shares; and

> Our officers may face a significant conflict of interest if the owners of two similarly situated targets offer different prices for the founders' shares, or if the owners of a relatively weak target are willing to pay a higher price for the founders' shares than the owners of a stronger target.

We cannot assure you that any of the potential conflicts mentioned above would be resolved in our favor.

In general, officers and directors of a Delaware corporation are obligated to act in a manner that is in, or not opposed to, the best interests of the stockholders. In particular, under the Delaware corporate opportunity doctrine, officers and directors are required to bring business opportunities to the attention of a corporation if:

> The corporation could financially undertake the opportunity;

> The opportunity is within the corporation's line of business; and

> It would be unfair to the corporation and the stockholders if the officers and directors failed to bring the opportunity to the attention of the corporation.

To minimize potential conflicts of interest arising from multiple corporate affiliations, each of our officers has agreed to present to us, prior to presentation to any other entity, any business opportunity which, under Delaware law, may reasonably be required to be presented to us, until we agree to a business combination.

Indemnification of Officers and Directors

We have included a provision in our Certificate of Incorporation to indemnify our officers and directors against liability for monetary damages for breach or alleged breach of their duties as officers or directors, other than in cases of fraud or other willful misconduct. Our bylaws provide that we will indemnify our officers and directors to the maximum extent permitted by Delaware law. In addition, our bylaws provide that we will advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing, we have been advised that the SEC believes such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Prior Involvement in Shell Transactions

None of our officers has ever been involved in a "blank check company" that was subject to Rule 419. Nevertheless, Sally A. Fonner, our president, has previously served as the sole officer and director of five inactive and insolvent public shells that restructured their affairs and effected business combinations with private companies. In connection with her management of each of these companies, Ms. Fonner:

Filed the certificates necessary to restore valid corporate existence under state law;

Restored dormant relationships with transfer agents, brokerage firms and depository institutions that held shares in street name for the benefit of existing stockholders;

Filed the necessary State and Federal tax returns, and brought the companies into compliance with respect to their SEC reporting obligations;

Solicited proxies and obtained stockholder approval of plans to restructure the business affairs, debts and capital of the companies; and

Implemented the restructuring plans and ultimately negotiated and closed a business combination with a private company identified and selected by her.

Summary information on these transactions is set forth below:

Name of combined companies	eNote.com, Inc.	Telemetrix, Inc.	Liberty Group Holdings, Inc.	Dupont Direct Financial Holdings, Inc.	Yifan Communications, Inc.
Original name of the shell company	Webcor Electronics, Inc.	Arnox Corporation	Bio Response, Inc.	Marci International Imports, Inc.	Smart Games Interactive, Inc.
Inactive since	1989-Bankrupt	1989-Bankrupt	1989-Bankrupt	1989-Bankrupt	1997-Insolvent
Name of target company	Navis Technologies, Ltd.	Tracy Corp. II and Telemetrix Resource Group	Liberty Food Group, Ltd.	Wavecount, Inc.	Yifan.com, Inc.
Business of combined companies	TV-based Internet access appliance	GSM-based data transmission and reporting	Specialty food products wholesaler	Brokerage and financial services	Chinese language Internet portal
Closing date	4/7/1999	4/7/1999	11/23/1999	1/28/2000	7/31/2000
Cash Fees paid by target (1)(2)	$250,000 (3)	$125,000	$75,000	$150,000 (4)	$350,000
Shares held by original public stockholders	540,000 3.60%	300,000 2.33%	300,000 4.71%	300,000 4.20%	316,206 2.43%
Total Shares purchased by Ms. Fonner	740 (5)	87 (5)	63 (5)	111 (5)	462,500 (6)(7)
Shares issued to Ms. Fonner and her advisors	740,000 (7)(8) 4.93%	450, 000 (7)(8) 3.50%	450, 000 (7)(8) 7.84%	450, 000 (7)(8) 6.29%	33,794 (8)(9) 3.82%
Shares issued to target and its advisors	13,720,000 91.47%	12,117,000 94.17%	5,575,000 87.45%	6,400,000 89.51%	12,174,671 93.75%
OTC Symbol	ENOT	TLXT	LGHI	DIRX	YIFN
Listing date	5/18/1999	4/8/1999	4/25/2000	2/10/2000	8/1/2000
52-week Trading Range	$0.16 Worthless	$1.02 $0.12	Worthless Worthless	$1.39 $0.38	$0.51 $0.10
Recent bid (03/28/02)	De-listed (05/23/01)	$0.30	De-listed (01/02/01)	$0.92	$0.15

_____

(1)   In connection with the prior transactions, the target and/or its principal stockholders paid cash M&A fees to Ms. Fonner and her affiliates. No M&A fees may be paid to any of our officers or their respective affiliates.

(2) The table does not include information on the profits received by Ms. Fonner, her affiliates and her advisors from the resale of shares held by them. Given the nature of the relationships between Ms. Fonner and her non-affiliated advisors, it would be impractical to provide such information.

(3) In connection with the eNote.com transaction, $100,000 of the cash M&A fee was paid to third-party finders.

(4) In connection with the Dupont transaction, $10,000 of the cash M&A fee was paid to third-party finders.

(5) Before beginning her activities with respect to Webcor, Arnox, Bio Response and Marci, Ms. Fonner purchased between 800 and 5,000 shares for nominal consideration in open market transactions. The numbers in the table give retroactive effect to the reverse splits implemented by these companies. Except for these initial purchases, Ms. Fonner and her affiliates did not purchase any of the outstanding shares and she believes that none of her advisors purchased any outstanding shares.

(6) In March 2000, a private investor purchased a majority interest in Smart Games by contributing $75,000 in cash to the company in exchange for 375,000 shares of common stock. The investor then appointed Ms. Fonner to serve as the company's sole director. Thereafter, Ms. Fonner contributed an additional $48,286 in cash to the company in exchange for 87,500 shares of common stock. All contributed funds were used to settle the company's debts and pay the third-party costs associated with the reorganization.

(7) The reorganization plans for Webcor, Arnox, Bio Response and Marci each provided that Ms. Fonner and her advisors would receive newly issued shares of common stock as compensation for services rendered. The numbers presented in the table include all shares issued to Ms. Fonner and her affiliates and advisors.

(8) The bulk of the shares issued to or purchased by Ms. Fonner and her affiliates and advisors were ultimately allocated to unaffiliated third-party advisors. The following summarizes the number of shares retained by Ms. Fonner and her affiliates in connection with the transactions identified above.

eNote.com, Inc.	180,600 shares
Telemetrix, Inc.	110,500 shares
Liberty Group Holdings, Inc.	69,520 shares
Dupont Direct Financial Holdings, Inc.	96,400 shares
Yifan Communications, Inc.	68,115 shares

(9) After the closing of the Yifan transaction, Ms. Fonner entered into a 1-year personal services contract with that company which provided for the issuance of 180,000 additional shares of common stock.

In each of Ms. Fonner's prior transactions, the combined companies' stock only qualified for quotation on the OTC Bulletin Board. In each these transactions, the market price has been highly volatile, and the market has not been active, liquid or sustained. eNote.com and Liberty Group Holdings were ultimately de-listed from the OTC Bulletin Board for failure to file their required Exchange Act reports in a timely manner.

Even if we are successful in completing a business combination, it is likely that our ultimate business goal of achieving an active, liquid, stable and sustained public market for our common stock will not be achieved. Gift share donees are encouraged to independently review the available public information, including SEC reports, press releases and historical trading data, on the prior transactions effected by Ms. Fonner.

Detailed information on Ms. Fonner's activities with respect to these companies is included in the proxy statements and other SEC reports filed both before and after the business combinations. Additional information, including press releases and the trading history of these companies is available from other public sources. Gift share donees and prospective purchasers of founders' shares are encouraged to independently review the available public information on the companies that were previously managed by Ms. Fonner.

Incentive Stock Plan

Our stockholders adopted our 2000 Incentive Stock Plan in connection with the organization of our company. Under the terms of the plan, we are authorized to grant incentive awards for an indeterminate number of shares that will be equal to the lesser of 750,000 shares, or 10% of our outstanding common stock immediately after the closing of a business combination. No incentive awards are outstanding at the date of this prospectus. No incentive awards may be granted until after the closing of a business combination. No incentive awards may be granted to our current officers unless that person becomes a full-time employee of the combined companies.

The plan provides for the grant of incentive awards to full-time employees of the combined companies who are not eligible to receive awards under the terms of their employment contract or another specialty plan. Except for the requirement that all participants be full-time employees, the combined companies will have absolute discretion in deciding who will receive awards and the terms of such awards.

The plan provides for the grant of (i) incentive stock options, (ii) non-qualified stock options, (iii) shares of restricted stock, (iv) shares of phantom stock, and (v) stock bonuses. In addition, the plan will allow the combined companies to grant cash bonuses payable when an employee is required to recognize income for federal income tax purposes because of the vesting of shares of restricted stock or the grant of a stock bonus.

The exercise price of incentive stock options must be equal to the fair market value of such shares on the date of the grant or, in the case of incentive stock options granted to the holder of more than 10% of our common stock, at least 110% of the fair market value of such shares on the date of the grant. The maximum exercise period for incentive stock options is ten years from the date of grant, or five years in the case of an individual owning more than 10% of our common stock. The aggregate fair market value determined at the date of the option grant, of shares with respect to which incentive stock options are exercisable for the first time by the holder of the option during any calendar year, shall not exceed $100,000.

Upon completion of a business combination, the combined companies will need to appoint a committee to administer the plan. In general, the committee must consist two or more directors, each of whom is a "non-employee director" as defined in Rule 16b-3(b)(3). The committee will decide which employees will receive incentive awards, the type of award to be granted and the number of shares covered by the award. The committee will also determine the exercise prices, expiration dates and other features of awards. The committee will be authorized to interpret the terms of the plan and to adopt any administrative procedures it deems necessary. All decisions of the committee will be binding on all parties. The combined companies will indemnify each member of the committee for good faith actions taken in connection with the administration of the plan.

The board of directors may adopt administrative amendments to the plan without stockholder consent. The board may not, however, (i) increase the number of shares subject to the plan, (ii) materially increase the benefits accruing to holders of incentive awards, or (iii) materially modify the eligibility requirements.

PRINCIPAL STOCKHOLDERS

The following table contains information on the ownership of our stock at March 31, 2002. The table also presents two pro forma cases that give immediate effect to:

The completion of the gift share distribution; and

The issuance of 7,600,000 acquisition shares and the resale of 1,600,000 founders' shares in connection with a business combination.

All persons named in the table have sole voting and investment power with respect to the shares owned by them. The table identifies:

Each of our officers, directors and 5% stockholders; and

All our officers and directors as a group.

Name and Address of Beneficial Owner	Before Distribution		After Distribution (1)		After Combination (2)	
	Shares	Percent	Shares	Percent	Shares	Percent
Sally A. Fonner (3)	600,000	25.00%	500,000	20.83%	100,000	1.00%
Mark R. Dolan (4)	600,000	25.00%	500,000	20.83%	100,000	1.00%
John L. Petersen (5)(6)	1,200,000	50.00%	1,000,000	41.67%	200,000	2.00%
Rachel A. Fefer (5)(6)	1,200,000	50.00%	1,000,000	41.67%	200,000	2.00%
All officers and directors as a group (four persons)	2,400,000	100.00%	2,000,000	80.00%	400,000	4.00%

(1)   Gives effect to the distribution of 400,000 shares to donees.
(2)   Assumes that all 1,600,000 founders' shares will be sold or transferred to unaffiliated third parties.
(3)   1268 Bayshore Boulevard., Dunedin, Florida 34698.
(4)   112 East Street, Suite B, Tampa, Florida 33602.
(5)   Château de Barberêche, Switzerland 1783 Barberêche.

(6)   Mr. Petersen and Ms. Fefer are husband and wife and each may be deemed to be the beneficial owner of any shares held by the other. Mr. Petersen and Ms. Fefer have sole investment power and sole voting power over the shares registered in their name and each disclaims beneficial ownership of shares held by the other.

Each of our officers is a "promoter" of our company as that term is defined in Rule 12b-2 of the General Rules of the Securities and Exchange Commission promulgated under the Securities Exchange Act of 1934.

CERTAIN TRANSACTIONS

In connection with the organization of our company, Mr. Dolan, Mr. Petersen and Ms. Fefer each purchased 500,000 shares of common stock for cash at a price of $0.03 per share. Concurrently, they engaged Capston Network Company, a corporation owned by Ms. Fonner, to administer our day-to-day business affairs and provide office facilities and administrative services. A tri-lateral administration agreement between our company, our founding stockholders and Capston provided that each of our founding stockholders would pay Capston a portion of any cash proceeds received from the resale of their founders' shares.

In December 2001, we renegotiated Ms. Fonner's employment agreement and terminated the agreement with Capston. Concurrently, Mr. Dolan, Mr. Petersen and Ms. Fefer each transferred 125,000 shares of our common stock to Ms. Fonner. Since Capston and Ms. Fonner had a fixed and determinable economic interest in the founders' shares that was expected to exceed 25% of the sale proceeds, the transferred shares were valued at $0.03 per share for accounting purposes. We recognized $3,000 in non-cash general and administrative expense and $8,250 in non-cash deferred offering costs for the year ended December 31, 2001.

Immediately after the transfer of the founders' shares to Ms. Fonner, we adjusted our capitalization by implementing three share for five stock dividend that increased the number of outstanding shares to 2,400,000, or 600,000 shares for each of our officers.

John L. Petersen is the author of our registration statement, which was substantially complete and reduced to a tangible medium of expression before our company was incorporated. Accordingly, the law firm of Petersen & Fefer has claimed copyright ownership with respect to our registration statement and this prospectus. In addition, the law firm of Petersen & Fefer has filed a preliminary business processes patent application relating to the legal structure of our Rule 419 offering and the associated contracts included in our registration statement.

Petersen & Fefer has granted our company a non-exclusive, royalty-free license that gives us the right to use their copyright, patent and other intellectual property rights for the purpose preparing our registration statement and certain derivative works, including this prospectus, future amendments to the registration statement, and our subsequent reports under the Exchange Act. The license includes the unrestricted right to reproduce and distribute copies of any of the foregoing documents to the extent required by law or permitted by established practice in the securities industry. All other intellectual property rights are reserved.

At March 31, 2002, Mr. Petersen and Ms. Fefer had paid or agreed to pay $6,715 in organization costs, $3,000 in operating costs and $118,262 in offering costs. We expect to incur approximately $23,130 in additional offering costs prior to the completion of the gift share distribution. Our officers will pay all of these costs from their personal funds. We are not obligated to reimburse these organization and offering costs. All such payments have been accounted for as additional capital contributions.

On the date of this prospectus, our officers will contribute $7,574 to our company for the purpose of increasing our available cash to $45,000. We are not obligated to reimburse this additional capital contribution.

If the founders' shares are sold in connection with a business combination, the selling stockholders intend to pool their cash proceeds, reimburse their respective out of pocket investments and then share the remaining proceeds, if any, on a proportional basis. This settle-up procedure will have no impact on our company.

All future transactions between us and any of our officers or their respective affiliates will be on terms that we believe are no less favorable than the terms that could have been negotiated with unaffiliated third parties. All related party transactions will require prior approval from a majority of our disinterested directors.

DESCRIPTION OF SECURITIES

General

We are authorized to issue 25,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001. A total of 2,400,000 shares of common stock are issued, outstanding and held by our officers on the date of this prospectus. No shares of preferred stock are currently outstanding.

After the completion of a business combination, we will have at least 15,000,000 shares of authorized and unissued common stock and 5,000,000 shares of authorized and unissued preferred stock. These authorized and unissued shares may be issued without stockholder approval at any time, in the sole discretion of our board of directors. The authorized and unissued shares may be issued for cash, to acquire property or for any other purpose that is deemed in the best interests of our company. Any decision to issue additional shares will reduce the percentage of our stockholders' equity held by donees and could dilute our net tangible book value.

Common Stock

Our stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive dividends when, as and if declared by our board out of funds legally available. In the event of our liquidation, dissolution or winding up, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Our stockholders have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of 5,000,000 shares of a blank check preferred stock. Our board of directors will have the power to establish the designation, rights and preferences of any preferred stock we issue in the future. Accordingly, our board of directors has the power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. Subject to the directors' duty to act in the best interest of our company, shares of preferred stock can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Although we have no present plans to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. We do not intend to issue preferred stock to effect a business combination.

Dividend Policy

We have never paid cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. Our company is not likely to pay cash dividends for an extended period of time, if ever. You should not subscribe to purchase our shares if you require current income from your investments.

Resale Limitations

Donees will not be able to sell, pledge or otherwise transfer gift shares, or any interest therein, until we have completed our reconfirmation offering and the escrow agent has released the certificates deposited in the Rule 419 escrow. Purchasers of founders' shares will not obtain marketable title to their shares until we have closed a business combination and they have paid the consideration required by the underlying agreements.

Each donee and each purchaser of founders' shares will be required to retain ownership of at least 100 shares until the earlier of nine months after the completion of a business combination or the listing of the combined companies' stock on Nasdaq. When our stock certificates are released from the Rule 419 escrow, each donee and each purchaser of founders' shares will receive two certificates: one for 100 shares and a second for the balance. The certificate for 100 shares will be imprinted with a restrictive legend that describes the applicable limitations on transfer.

Transfer Agent

We do not intend to retain a transfer agent for our shares until we have negotiated a business combination. Information on the firm that is ultimately selected to serve as transfer agent for the combined companies will be included in our reconfirmation offering prospectus.

PLAN OF DISTRIBUTION

Self-Underwritten Distribution

This is a "self-underwritten" distribution of securities. That means we will not use an underwriter in connection with the negotiation of a business combination or the issuance of acquisition shares. Likewise, our officers will not use an underwriter in connection with their distribution of gift shares or their resale of founders' shares. However, we reserve the right to enter into appropriate underwriting or brokerage contracts if warranted. In connection with this self-underwritten distribution:

Each of our officers will have the exclusive right, power and authority to distribute 100,000 gift shares directly to individuals and organizations selected by them;

Ms. Fonner and Mr. Dolan will share primary responsibility for negotiations with the representatives of potential U.S. based targets;

Mr. Petersen and Ms. Fefer and share primary responsibility for negotiations with the representatives of potential foreign targets; and

Each of our officers will have the exclusive right, power and authority to negotiate the resale or other transfer of founders' shares owned by them.

Our officers are the only individuals who will distribute gift shares to donees, participate in negotiations with potential targets and participate in negotiations with potential purchasers of founders' shares. However, once we have identified a target and negotiated a business combination, established standards of care in securities offerings will generally require the target's management to assume primary legal responsibility for the solicitation of donees in connection with our reconfirmation offering. While our officers and their affiliates will not receive any direct or indirect selling commissions, finders' fees or other remuneration in connection with this distribution, they will be entitled to retain any and all proceeds from the resale of founders' shares.

Our officers will perform substantially all of the functions that would ordinarily be performed by brokers in a more conventional securities offering, but they will not seek registration as brokers because:

They will be acting as principals, rather than intermediaries, in connection with the gift share distribution and founders' share transactions; and

They will rely on the safe harbor exemption of SEC Rule 3a4-1(a)(4)(i)(C) in connection with the issuance of acquisition shares in a business combination.

If we subsequently conclude that an exemption from the broker registration requirements of the Exchange Act is not available for a proposed transaction, we will either retain a registered broker or ensure that appropriate registrations are obtained before selling activities begin. If we retain an underwriter or broker, we will halt the distribution and amend our registration statement.

Gift Share Distribution

Our officers will give 400,000 shares of our issued and outstanding common stock to individuals and organizations they select. While our officers will have broad discretion in the selection of donees, each of our officers has agreed that they will not:

Transfer gift shares to donees that have no family, personal or business relationship with the officer;

Transfer more than 500 or fewer than 500 gift shares to a single donee;

Transfer gift shares to any of our current officers or their respective affiliates;

Transfer gift shares to family members of any current officer who share that officer's residence;

Effect transactions where two or more officers transfer gift shares to the same donee; or

Demand or accept money, property or other consideration in connection with a gift share transaction.

Subject to these limitations, multiple gifts within a single family will be permitted. For example, an officer will be permitted to give 500 shares to a friend, an additional 500 shares to that friend's spouse, and an additional 500 shares to each of that friend's children. Our officers will not receive money, property or other consideration from any donee and our company will not receive any proceeds in connection with the gift share distribution.

Our officers will promptly distribute copies of this prospectus to the donees selected by them. Each donee will be required to sign a "Gift Share Acceptance Certificate" that documents the gift transaction, summarizes the conditions of the gift share distribution and acknowledges the applicable restrictions on transfer.

An electronic version of this prospectus will be posted on a special Internet website at www.winorlose.info for the convenience of donees. This website will be password protected until our officers complete the gift share distribution and only donees selected by our officers will be given the password. Donees will be given the option of either requesting a printed copy of this prospectus or downloading an electronic version. They will also be given the option of executing either a printed or electronic version of the gift share acceptance certificate. After the completion of the gift share distribution, the password protection will be eliminated and the website will be used to distribute copies of our registration statement amendments, together with copies of the reports, proxy statements and other filings we make with the SEC and other stockholder information. The website may also be used to distribute copies of our prospectus and other company information to representatives of potential targets.

We believe the gift share distribution will be exempt under the securities or Blue Sky laws of most states and foreign countries where donees reside. Before making the gift share distribution, we will seek appropriate clarification from the securities regulatory authorities in such jurisdictions. If the securities regulatory authority in a particular jurisdiction indicates that the gift share offering is not exempt, we will take all necessary action to comply with the requirements of local law.

We will promptly deposit all certificates for gift shares the Rule 419 escrow. The stock certificates deposited in the Rule 419 escrow will be held in trust for the sole benefit of the donees until we negotiate a business combination and comply with the disclosure, reconfirmation and closing requirements of Rule 419. Donees will not be permitted to sell or otherwise transfer gift shares until we close a business combination.

Offering of Acquisition Shares

We have registered 7,600,000 acquisition shares that our company may offer to issue in connection with a business combination. Our company will receive property in exchange for acquisition shares.

Promptly after the effective date of our registration statement, our officers will open discussions within their personal networks of investment bankers, venture capitalists, broker-dealers, attorneys and other financial professionals who they believe are likely to represent suitable potential targets. We may host formal or informal information meetings for these financial professionals. Mr. Dolan, Mr. Petersen and Ms. Fefer may also open discussions with current and former clients that have expressed an interest in going public. In each case where a representative of a potential target expresses an interest in considering a business combination with our company, we will provide copies of our prospectus and request preliminary due diligence information. We do not intend to hold public meetings for potential targets, or use print advertising or other forms of mass solicitation.

We believe that our networking and prospectus distribution activities are likely to generate interest from several potential targets. We also anticipate that potential targets may come to know about our company from collateral sources including the Edgar system. When we receive in an inquiry from a representative of a potential target, the inquiry will be forwarded to the appropriate officers. With the help of counsel, we intend to implement protocols and procedures that will ensure compliance with the requirements of applicable federal and state law.

We expect to devote several months to the process of gathering and evaluating information on potential targets. We expect to review due diligence information on a large number of potential targets and hope that our evaluation process will ultimately reduce the pool of potential targets to a single acquisition. If we are able to successfully complete our selection and evaluation process, we will endeavor to negotiate a business combination agreement. While we hope to engage in preliminary discussions with numerous potential targets, we believe that the acquisition shares will ultimately be issued to the owners of a single target. We do not intend to negotiate multiple or sequential acquisitions.

If material acquisition becomes probable before our officers complete the gift share distribution, we will immediately suspend the distribution and file an amendment to our registration statement that contains the information required by Rule 419, Form S-1 and applicable SEC regulations. Given the time required to engage in preliminary discussions, deliver copies of our prospectus to representatives of potential target, assemble due diligence information, conduct detailed investigations and negotiate the terms of a business combination, we believe it unlikely that an acquisition will become probable before the gift share distribution is completed.

Subject to the limits described in this prospectus, our officers will have broad discretion to structure a business combination and establish terms for the issuance of acquisition shares. All material terms of a proposed business combination will be determined by arms-length negotiations between our officers and the representatives of a potential target. All material terms of a proposed business combination will be disclosed in our reconfirmation offering prospectus. Any acquisition shares that are not issued in connection with a business combination will be removed from registration in connection with our reconfirmation offering.

Offer and Sale of Founders' Shares

We have registered 1,600,000 founders' shares that our officers may resell or transfer to our advisors, participants in a business combination and others. The proceeds from the resale of founders' shares may be substantial. Our company will not have any interest in the proceeds from the resale of founders' shares.

Our officers have broad discretion to establish terms for the resale or other transfer of founders' shares. They may also make bona fide gifts or charitable contributions of founders' shares. There are no fixed numerical limitations on such gifts or charitable contributions. All agreements for the resale or other transfer of founders' shares will be subject to the completion of our reconfirmation offering. All such agreements will require the transferee to retain at least 100 shares until the earlier of nine months after the closing of a business combination or the listing of the combined companies' stock on Nasdaq. In connection with the resale of founders' shares, each of our officers have agreed that they will not:

Transfer founders' shares to our any of current officers or their respective affiliates;

Transfer founders' shares to family members of any current officer who share that officer's residence;

Transfer founders' shares for value unless the purchaser is an advisor to our company or the sale is an integral element of the business combination;

Transfer founders' shares at a price that represents a premium to the per share value received by our company in connection with the issuance of acquisition shares;

Transfer founders' shares to any person unless all material transaction terms are described in our reconfirmation offering prospectus;

Permit any purchaser to pay for founder's shares until the closing of the business combination; or

Complete any transfer of founders' shares until the closing date of the business combination.

Our company's offer to the owners of the target will not be contingent on an agreement to purchase the founders' shares and no person will be required to purchase the founders' shares as a condition precedent to a business combination. While a total of 1,600,000 founders' shares have been registered resale, our officers will not negotiate a business combination on terms that would result in the combined companies having a public float of less than 1,000,000 shares under applicable Nasdaq rules.

When our officers agree to sell or transfer founders' shares, they will promptly deposit stock certificates for those shares in the Rule 419 escrow where they will be held in trust for the benefit of the purchasers until we complete our reconfirmation offering and close a business combination. Any founders' shares that are not transferred to third parties will be removed from registration in connection with our reconfirmation offering.

Selling Stockholders

We have registered a total of 2,000,000 shares of our common stock on behalf of our officers, each of whom is a selling stockholder. A total of 400,000 shares have been registered for distribution as gift shares and 1,600,000 additional shares have been registered for resale as founders' shares. Each selling stockholder is an "underwriter" of the gift shares and founders' shares within the meaning of Section 2(11) of the Securities Act.

Shares registered on behalf of the selling stockholders may only be transferred in the manner and for the purposes described in this prospectus. Shares registered on behalf of the selling stockholders may not be resold in open market transactions. While they are not required to do so, the selling stockholders may retain broker-dealers to represent them in connection with the resale of founders' shares.

If all of the acquisition shares are issued and all of the founders' shares are sold, none of our officers will own more than 1% of the outstanding stock of the combined companies. The following table provides certain information with respect to the ownership interests of the selling stockholders, including:

The identity of each selling stockholder;

The number of shares owned by each selling stockholder at the date of this prospectus;

The number of shares registered for transfer as gift shares and resale as founders' shares; and

The maximum number of shares that will be owned by each selling stockholder after a business combination if all registered securities are ultimately given, sold or transferred to third parties..

Identity of Selling Stockholder	Current stock ownership	Gift shares transferred to donees	Founders' shares to be sold	Ownership after business combination	Ownership percent (1)
John L. Petersen (2)	600,000	(100,000)	(400,000)	100,000	1.00%
Rachel A. Fefer (2)	600,000	(100,000)	(400,000)	100,000	1.00%
Mark R. Dolan	600,000	(100,000)	(400,000)	100,000	1.00%
Sally A. Fonner	600,000	(100,000)	(400,000)	100,000	1.00%

———————

(1) Based on a total capitalization of 10,000,000 shares.
(2) Mr. Petersen and Ms. Fefer may each be deemed to be the beneficial owner of shares held by the other.

We incurred $125,134 in offering costs through March 31, 2002. Our company paid $5,002 of these costs and the balance was paid by our officers and accounted for as additional capital contributions. We expect to incur an additional $23,130 in offering costs before our officers complete the gift share distribution. All of these costs will be paid by our officers and accounted for as additional capital contributions.

We will pay all direct and indirect costs associated with negotiating a business combination, preparing a post-effective amendment to our registration statement, conducting our reconfirmation offering and distributing the acquisition shares. Our officers will pay all direct costs associated with the resale of founders' shares.

SHARES ELIGIBLE FOR FUTURE SALE

We will have up to 10,000,000 shares of common stock outstanding after closing a business combination. While we have included the bulk of these shares in our registration statement a stockholder's ability to resell our shares will depend on the nature of his relationships with our company and the target.. The following sections discuss the general rules that will be applicable to the resale of our shares by certain classes of stockholders.

Shares Eligible for Immediate Resale

The following shares will generally not be subject to resale restrictions.

Gift shares	400,000 gift shares that are transferred to donees.
Certain founders' shares	Founders' shares that are sold to advisors and other persons who are not affiliates of the combined companies.
Certain acquisition shares	Acquisition shares that are issued to persons who are not affiliates of the combined companies.

Resale of Shares Held by Affiliates of the Target

Rule 145 establishes a safe harbor exemption for the resale of securities acquired in connection with certain business combinations. While it is possible to structure a business combination that is not subject to Rule 145, we intend to incorporate resale restrictions that follow the framework established by Rule 145 in the underlying contracts for any business combination. In general, we intend to impose contractual resale restrictions with respect to all acquisition and founders' shares that are issued to or purchased by the following classes of persons:

Officers and directors of the target; and

Other persons who directly or indirectly own 10% or more of the combined companies' stock.

Acquisition and founders' shares held by such persons will be treated as restricted securities that were first acquired on the closing date of the business combination. Accordingly, such shares will not be eligible for resale for a period of one year after the closing date unless the transaction is registered under the Securities Act. During the second year after the closing date, acquisition and founders' shares held by the foregoing classes of persons may be resold in transactions effected in compliance with all applicable regulations and the provisions of paragraphs (c), (e), (f) and (g) of Rule 144.

Any contractual or other arrangements that provide piggy-back or demand registration rights for any holders of acquisition and founders' shares will be described in our reconfirmation offering prospectus.

Resale of Shares Retained by Our Officers

Our officers own 2,400,000 shares of common stock. A total of 400,000 shares will be transferred to the gift share donees and an additional 1,600,000 shares have been registered for resale as founders' shares. All founders' shares that are not transferred to unaffiliated third parties will be removed from registration in connection with our reconfirmation offering. Each of our founders has agreed that they will not sell or otherwise transfer any shares that are retained by them after the completion of a business combination unless the transaction is effected pursuant to an effective registration statement under the Act or an applicable exemption from registration.

Any contractual or other arrangements that provide registration rights for any of our officers will be described in our post-effective amendment and the final prospectus for our reconfirmation offering.

Rule 144

Rule 144 provides a safe harbor exemption for the open market resale of "restricted securities." The term "restricted securities" generally includes securities that were sold in an exempt transaction, or that are held by a person who is an affiliate of the issuer of the securities. The term "affiliate" is generally defined as any person who directly or indirectly controls, is controlled by or under common control with the issuer of the securities.

Under Rule 144 as currently in effect, a holder of restricted securities that are eligible for resale, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding, or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

To the extent that shares of a company are only quoted on the OTC Bulletin Board or in the "Pink Sheets" the 1% limit will be applied without regard to trading volume. Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

The staff of the SEC's Division of Corporation finance has taken the position that Rule 144 is not available to the officers, directors, promoters and affiliates of blank check companies. Accordingly our officers have agreed that they will seek a "no-action" letter or other interpretive guidance from the SEC before entering into a contract for the unregistered resale or transfer of any founders' shares retained by them.

EXPERTS

The financial statements included in this prospectus have been audited by Want & Ender, CPA, PC, independent public accountants, as indicated in their report on such financial statements, and are included in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

We are not a party to any legal proceedings.

John L. Petersen, our general counsel, is a partner in the law firm of Petersen & Fefer and has been primarily responsible for the preparation of our registration statement. Mr. Petersen and his wife Ms. Fefer own an aggregate of 1,200,000 shares of our common stock, 1,000,000 of which have been registered for resale.

Arter & Hadden LLP, Dallas, Texas, has served as special securities counsel to Mr. Petersen and will represent us in connection with certain matters arising under state securities laws. Arter & Hadden LLP has not passed on any other legal matters in connection with this distribution.

Astor Weiss & Kaplan, LLP, Philadelphia, Pennsylvania, has given us its opinion that (a) the gift shares are presently issued and outstanding, duly authorized, validly issued, fully paid and nonassessable common stock of our company, (b) the founders' shares are presently issued and outstanding, duly authorized, validly issued, fully paid and nonassessable common stock of our company, and (c) upon issuance, the acquisition shares will be duly authorized, validly issued, fully paid and non assessable common stock of our company. Astor Weiss & Kaplan, LLP has not passed on any other legal matters in connection with this distribution.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a Form S-1 registration statement under the Securities Act of 1933 with the Securities and Exchange Commission. Our registration statement includes certain exhibits, schedules and other materials that are not included in this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, other parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about our securities, this distribution and us. The registration statement and its exhibits can be inspected and copied at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549-1004. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at www.sec.gov that contains our Form S-1 and other reports that we file electronically with the SEC.

WIN OR LOSE ACQUISITION CORPORATION
(A DEVELOPMENT STAGE ENTITY)
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
      Win or Lose Acquisition Corporation

      We have audited the accompanying balance sheet of Win or Lose Acquisition Corporation (a Delaware corporation in the development stage) as of December 31, 2000 and 2001, and the related statements of operations, changes in Stockholders' equity and cash flows for the period from inception (December 1, 2000) through December 31, 2000, the year ended December 31, 2001 and the period from inception (December 1, 2000) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Win or Lose Acquisition Corporation as of December 31, 2000 and 2001, and the results of its operations and its cash flows for the period from inception (December 1, 2000) through December 31, 2000, the year ended December 31, 2001 and the period from inception (December 1, 2000) through December 31, 2001, in conformity with generally accepted accounting principles.

Want & Ender CPA PC
By Martin Ender, CPA

New York, New York
April 1, 2002

WIN OR LOSE ACQUISITION CORPORATION
(A DEVELOPMENT STAGE ENTITY)
BALANCE SHEETS

ASSETS	As of March 31, 2002 (Unaudited)	As of December 31 2001 (Audited)	2000 (Audited)
Current Assets:			
Cash	$ 37,426	$ 38,426	$44,000
Total current assets	$ 37,426	$ 38,426	$44,000
Deferred Offering Costs			
Filing fees	2,502	2,502	1,000
Miscellaneous offering costs	18,250	13,250	—
Legal fees	104,382	94,597	17,540
Total deferred offering costs	125,134	110,349	18,540
Total Assets	$162,560	$148,775	$62,540

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:			
Total current liabilities	$ —	$ —	$ 4,000
Long-term Debt			
Total long-term debt	$ —	$ —	$ —
Total Liabilities	$ —	$ —	$ 4,000
Stockholders' Equity			
Common stock, $0.001 par value:			
25,000,000 shares authorized,			
1,500,000 shares outstanding at December 31, 2000;			
2,400,000 shares outstanding at December 31, 2001; and			
2,400,000 shares outstanding at March 31, 2002	$ 2,400	$ 2,400	$ 1,500
Preferred stock, $0.001 par value:			
5,000,000 shares authorized,			
no shares outstanding at December 31, 2000;			
no shares outstanding at December 31, 2001; and			
no shares outstanding at March 31, 2002	—	—	—
Additional paid in capital	172,447	157,662	65,255
Deficit accumulated during development stage	(12,287)	(11,287)	(8,215)
Total Stockholder's Equity	$162,560	$148,775	$58,540
Total Liabilities and Equity	$162,560	$148,775	$62,540

The accompanying notes are an integral part of this Balance Sheet.

WIN OR LOSE ACQUISITION CORPORATION
(A DEVELOPMENT STAGE ENTITY)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Shares	Par Value	Additional Paid-In Capital	Deficit Accumulated During The Development Stage	Total
Audited:					
Issuance of stock for cash	1,500,000	$1,500	$ 43,500	$ —	$45,000
Direct payment of certain costs by affiliates					
Organization costs paid by affiliates			$ 6,715		$ 6,715
Offering costs paid by affiliates	—	—	$ 15,040	$ —	$ 15,040
Net Income (Loss)					
For period from December 1, 2000 (Inception) through December 31, 2000	—	$ —	$ —	($ 8,215)	($ 8,215)
BALANCE, December 31, 2000	1,500,000	$1,500	$ 65,255	($ 8,215)	$58,540
Direct payment of certain costs by affiliates					
Operating costs paid by stock transfer			$ 3,000		
Offering costs paid by stock transfer			$ 8,250		
Additional offering costs paid by affiliates	—	—	$ 82,057	$ —	$ 93,307
Three share for five stock dividend	900,000	$900	($900)	$ —	$ —
Net Income (Loss)					
For year ended December 31, 2001	—	$ —	$ —	($ 3,072)	($ 3,072)
BALANCE, December 31, 2001	2,400,000	$2,400	$157,662	($11,287)	$148,755
Unaudited:					
Direct payment of certain costs by affiliates					
Additional offering costs paid by affiliates	—	—	$ 14,785	$ —	$ 14,785
Net Income (Loss)					
For three months ended March 31, 2002	—	$ —	$ —	($ 1,000)	($ 1,000)
BALANCE, March 31, 2002	2,400,000	$2,400	$172,477	($12,287)	$162,560

The accompanying notes are an integral part of this Statement of Changes in Stockholders' Equity.

WIN OR LOSE ACQUISITION CORPORATION
(A DEVELOPMENT STAGE ENTITY)
STATEMENTS OF OPERATIONS

	Three-months ended March 31, 2002 (Unaudited)	March 31, 2002 (Unaudited)	Year ended December 31, 2001 (Audited)	December 1, 2000 (Inception) through December 31, 2000 (Audited)
Revenue	$ —	$ —	$ —	$ —
Expenses				
Organization Costs	$ —	$ —	$ 7,215	$ 7,215
Operating Expenses	1,000	804	3,072	1,000
Total Expenses	$ 1,000	$804	$ 3,072	$ 8,215
Net Income (Loss)	($1,000)	($804)	($3,072)	($8,215)
Net Income (Loss) Per Common Share	$ —	$ —	$ —	$ —
Number of common shares issued and outstanding during period	2,400,000	1,500,000	1,500,000	1,500,000
Number of common shares used in calculation of earnings per share	2,400,000	2,400,000	2,400,000	2,400,000

The accompanying notes are an integral part of this Statement of Operations.

WIN OR LOSE ACQUISITION CORPORATION
(A DEVELOPMENT STAGE ENTITY)
STATEMENTS OF CASH FLOW

	Three-months ended March 31, 2002 (Unaudited)	Three-months ended March 31, 2001 (Unaudited)	Year ended December 31, 2001 (Audited)	December 1, 2000 (Inception) through December 31, 2000 (Audited)
Cash flows from operating activities				
Net income (loss)	($1,000)	($804)	($3,072)	($8,215)
Less expenses paid by affiliates	—	750	3,000	6,715
Net cash operating loss	($1,000)	($ 54)	($ 72)	($1,500)
Change in operating assets and liabilities:				
Increase (decrease) in current liabilities	—	(1,000)	(4,000)	4,000
Net cash provided by (used in) operating activities	($1,000)	($1,000)	($4,000)	$ 4,000
Cash flows from financing activities				
Proceeds from issuance of common stock	—	—	—	$45,000
(Increase) in deferred offering costs incurred by the company	—	(1,502)	(1,502)	(3,500)
Net cash provided by (used in) financing activities	$ —	($1,502)	($1,502)	$41,500
Net increase (decrease) in cash	($1,000)	($2,502)	($5,574)	$44,000
Cash balance, beginning of period	$38,426	$44,000	$44,000	$ —
Cash balance, end of period	$37,426	$41,444	$38,426	$44,000
Supplemental disclosure of non-cash transactions involving direct payment of certain costs by affiliates				
Proceeds from direct payment of organization costs by affiliates	$ —	$ —	$ —	$ 6,715
Proceeds from direct payment of operating costs by affiliates	—	750	3,000	—
Proceeds from direct payment of offering costs by affiliates	14,785	30,603	90,307	15,040
Total non-cash transactions involving direct payments by affiliates	$14,785	$31,353	$93,307	$21,755

The accompanying notes are an integral part of this Statement of Cash Flows

1.   Organization and Operations

Win or Lose Acquisition Corporation (the "Company") was incorporated in Delaware on December 1, 2000, for the purpose of conducting a public distribution of securities (the "Proposed Distribution") and then effecting a merger, acquisition or other business combination transaction (a "Business Combination") with an unidentified privately-held company (a "Target"). Since the Company has not yet identified Target, persons who acquire securities in connection with the Proposed Distribution will have virtually no substantive information available for advance consideration of any specific Target. The Company's business strategy is also referred to as a "blind pool" because neither the management of the Company nor the persons who acquire securities in the Proposed Distribution know what the business of the Company will ultimately be.

The Company's business goal is to increase stockholder value by concluding a Business Combination with a suitable Target where the expected market value of the combined companies' stock will be greater than the net tangible book value of the Company's outstanding shares.

The Company is currently in the development stage. All activity of the Company to date relates to its organization and financing activities.

The Company has not engaged in any substantive business activities to date and has no specific plans to engage in any particular business in the future. The Company's ability to commence operations is contingent upon completion of the Proposed Distribution described in Note 2.

2.   Proposed Public Distribution of Securities

On December 20, 2000, the Company filed a Form S-1 registration statement for a proposed public offering of securities under the Securities Act of 1933. The original registration statement included 500,000 shares of common stock that were to be offered to the public for cash; 500,000 shares of common stock that were to be issued as compensation for services; 1,500,000 shares of common stock that were to be sold by the Company's officers; and 12,500,000 shares of common stock that were to be issued in connection with a business combination.

In December 2001, the Company's board of directors implemented certain corporate changes, including:

The renegotiation of an employment agreement between the Company and its president, Sally A. Fonner;

The termination of a tri-lateral "Administration Agreement" between the Company, the officers of the Company and Capston Network Company, a corporation owned by Ms. Fonner;

The transfer of 375,000 shares of common stock from the Company's original stockholders to Ms. Fonner in connection with the corporate changes; and

A three share for five stock dividend.

Subsequently, in March 2002, the board of directors approved the filing of an amended registration statement for the Proposed Distribution that includes the following securities:

400,000 shares that the Company's officers will transfer to a total of 800 donees selected by them;

1,600,000 shares that the Company's officers may offer to sell to advisors to the Company, the owners of a target and other participants in a business combination; and

7,600,000 shares that the Company may issue in connection with a business combination.

2.   Proposed Public Distribution of Securities—continued

The Proposed Distribution is subject to and will be conducted in compliance with Securities and Exchange Commission Rule 419, which was adopted to strengthen the regulation of securities offered by "blank check" companies. Rule 419 defines a blank check company as a development stage company (a) that has no specific business plan or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company and (b) is proposing to issue a "penny stock." For purposes of Rule 419, penny stocks include all shares that have a price of less than $5 per share and are not listed on Nasdaq or a stock exchange.

The Company's officers will distribute 400,000 shares of common stock to individuals and organizations selected by them ("Donees"). Each Donee will receive 500 gift shares and will be subject to the resale restrictions described in the prospectus. The Company will deposit stock certificates for gift shares in the Rule 419 escrow upon issuance. When the Company's officers negotiate agreements for the resale of founders' shares, they will promptly deposit stock certificates for the transferred shares in the Rule 419 escrow. The stock certificates on deposit in the Rule 419 escrow will be held in trust for the sole benefit of the beneficial owners until the shares are either released from escrow or returned to the Company's officers in compliance with Rule 419.

In connection with the Company's reconfirmation offering, each Donee must approve the proposed transaction in writing and elect to accept delivery of his gift shares. In the absence of an affirmative election by a Donee, the escrow agent will surrender the Donee's stock certificates to the officer who made the original gift.

The Company's business plan is based on the assumption that it will require $45,000 in cash to finance its operations during the period between the closing of its cash offering and the completion of its reconfirmation offering. Since the Company had $38,426 in cash at December 31, 2001, the officers will contribute $7,574 to the Company on the date of the prospectus for the purpose of increasing its' available cash balance to $45,000.

As a result of its limited resources, the Company will, in all likelihood, have the ability to affect only a single Business Combination. Accordingly, the prospects for the Company's success will be entirely dependent upon the future performance of a single business.

The Company is unlikely to enter into an agreement with a Target that does not have sufficient net tangible assets or operating income to satisfy the minimum listing standards of the Nasdaq stock market. Therefore management expects a business combination to result in a change in control. After a change in control, the owners of the Target will have the right to appoint their own officers and directors, and the Company's current officers will have no ability to influence future business decisions.

The Company may not qualify for a Nasdaq listing upon completion of a Business Combination. In such an event, the Company's common stock will be traded on the over-the-counter market. It is anticipated that the common stock will qualify for quotation on the OTC Bulletin Board; a NASD sponsored and operated inter-dealer automated quotation system for equity securities that are not included in Nasdaq. It is also anticipated that the company's common stock will qualify for inclusion in the National Quotation Bureau "OTC Pink Sheets." There can be no assurance that the liquidity and prices of the Company's common stock in the secondary market will not be adversely affected.

There is no assurance that the Company will be able to affect a Business Combination. If the Company is unable to close a transaction within 18 months from the date of its prospectus, Rule 419 will require that all gift share transactions be unwound and all certificates for gift shares be returned to the Company's officers. In that event, the Donees will receive nothing.

3.   Summary of Significant Accounting Policies

Fiscal Year

The Company's fiscal year begins on January 1 and ends on December 31 of each year. For the period ended December 31, 2000, the Company's Statements of Operations and Cash Flow reflect all transactions that arose between December 1, 2000, the inception date of the Company, and December 31, 2000.

Interim Financial Statements

The financial statements as of and for the three-month periods ended March 31, 2002 and 2001 are unaudited, but in the opinion of management include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organization and Start-up Costs

During the period ended December 31, 2000, the Company incurred a total of $7,215 in organization costs and $1,000 in audit fees, all of which were accounted for as start-up costs. Of this total, the Company paid $1,500 and the officers of the Company paid or agreed to pay $6,715 from their personal funds. In accordance with FASB Statement of Position 98-5, all organization and start-up costs were charged to expense on a current basis during the period ended December 31, 2000.

Deferred Offering Costs

Deferred offering costs will be carried as an asset until the Company completes a business combination or abandons its business and liquidates. Upon the occurrence of either event, deferred offering costs will be offset against additional paid-in capital.

Through December 31, 2001, the Company incurred $110,349 in deferred offering costs, including $2,502 in filing fees, $99,597 in legal fees, and $8,250 in printing and engraving costs. Of this total, the Company paid $5,002 and the officers of the Company paid or agreed to pay $105,347 from their personal funds.

During the three-months ended March 31, 2002, the Company incurred an additional $14,785 in deferred offering costs. The Company's officers paid or agreed to pay all such costs from their personal funds. The Company expects to incur approximately $23,130 in additional offering costs prior to the completion of the gift share distribution. The Company's officers will pay all of these costs from their personal funds.

Stock-Based Compensation Paid by Affiliates.

In connection with the renegotiation of Ms. Fonner's employment agreement and the termination of the Administration Agreement, the Company's officers each transferred 125,000 shares to Ms. Fonner. Since Capston and Ms. Fonner had a fixed and determinable economic interest in the founders' shares that was expected to exceed 25% of the total resale proceeds, the transferred shares were valued at $0.03 per share for accounting purposes. The Company recognized $3,000 in general and administrative expense and $8,250 in deferred offering costs for the year ended December 31, 2001 as a result of these transactions.

3.   **Summary of Significant Accounting Policies—continued**

Net Income (Loss) Per Common Share

The Company computes net income (loss) per common share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98"). Under the provisions of SFAS No. 128 and SAB No. 98, basic net income (loss) per common share ("Basic EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding.

The Company's net income (loss) per common share has been calculated on the basis of 2,400,000 shares issued and outstanding, which gives retroactive effect to a three share for five stock dividend implemented on December 28, 2001.

There were no warrants outstanding at December 31, 2000, December 31, 2001 or March 31, 2002.

Additional Paid in Capital

The Company has no obligation to reimburse organization, operating and offering costs paid by its officers. The following table presents summary information on the total organization, operating and offering costs incurred as of December 31, 2001, the additional offering costs incurred during the three-month period ended March 31, 2002, the anticipated costs to be incurred prior to the completion of the gift share distribution, and allocation of such costs between the Company and its officers:

	Total costs incurred	Paid by company	Paid by officers
Organization costs	$ 7,215	$ 500	$ 6,715
Operating costs through December 31, 2001	4,072	1,072	3,000
Offering costs through December 31, 2001	110,349	5,002	105,347
Balance at December 31, 2001	$121,636	$6,574	$115,062
Additional operating costs through March 31, 2002	1,000	1,000	
Additional offering costs through March 31, 2002	14,785	—	14,785
Balance March 31, 2001	$137,421	$7,574	$129,847
Anticipated additional offering costs	23,130	—	23,130
Totals	$160,551	$7,574	$152,977

Related Party Transactions

The following table summarizes differences between the organization, operating and offering costs that the Company's officers had agreed to pay as of March 31, 2002 and December 31, 2001, and the amounts actually paid prior to those dates.

	March 31, 2002	December 31, 2001
Organization costs assumed by officers	$ 6,715	$ 6,715
Operating costs assumed by officers	3,000	3,000
Offering costs assumed by officers	120,132	105,347
Subtotal	$129,847	$115,062
Less: cumulative payments made	94,092	89,092
Unpaid balance	$ 35,755	$ 25,970

The Company is not contingently liable for the unpaid balance of the offering costs contracted that the Company's officers have agreed to pay.

3.   **Summary of Significant Accounting Policies—continued**

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based on differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, and are measured based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

4.   **Capital Stock**

The Company's Certificate of Incorporation authorizes the issuance of 25,000,000 shares of Common Stock. The Company's Board of Director's has the power to issue any or all of the authorized but unissued Common Stock without stockholder approval. The Company currently has no commitments to issue any shares of Common Stock other than the gift shares; however, the Company will, in all likelihood, issue a substantial number of additional shares in connection with a Business Combination. Since the company expects to issue additional shares of Common Stock in connection with a Business Combination, the ultimate ownership of the gift share donees is likely to be less than 5% of the issued and outstanding common stock of the Company. It is impossible to predict whether a business combination will ultimately result in dilution to gift share donees. If the target has a relatively weak balance sheet, a business combination may result in significant dilution. If a target has a relatively strong balance sheet, there may be no dilution.

The Board of Directors of the Company is empowered, without stockholder approval, to issue up to 5,000,000 shares of "blank check" preferred stock (the "Preferred Stock") with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Company's Common Stock. There are no shares of preferred stock issued or outstanding.

In December 2000, the Company's original officers purchased 1,500,000 shares of common stock for cash at a price of $0.03 per share. On December 28, 2001, the board of directors implemented a three share for five stock dividend that increased the number of issued and outstanding shares from 1,500,000 to 2,400,000 shares. In connection therewith, additional paid in capital was decreased by $900 and capital stock was increased by $900.

5.   **Incentive Stock Plan**

The Company's 2000 Incentive Stock Plan was adopted and approved in connection with the organization of the Company. The common stock reserved for issuance under the plan will be the lesser of 750,000 shares, or 10% of the total number of shares outstanding after the closing of a Business Combination.

The class of persons eligible to participate in the plan includes all full-time and part-time employees of the Company, provided that the eligible participants do not include employees who are eligible to receive awards under the terms of any employment contract or specialty plan adopted by us in the future. The plan permits the grant of a variety of incentive awards including (i) non-qualified stock options, (ii) incentive stock options, (iii) shares of restricted stock, (iv) shares of phantom stock, and (v) stock bonuses. In addition, the plan allows us to grant cash bonuses that will be payable when an employee is required to recognize income for federal income tax purposes because of the vesting of shares of restricted stock or the grant of a stock bonus.

There were stock options or other incentive awards outstanding at December 31, 2000, December 31, 2001 or March 31, 2002.

INSTRUCTIONS FOR GIFT SHARE DONEES

One of our officers has offered to give you 500 shares of our common stock. You will not be expected or permitted to give our officer any money, property or other valuable consideration in connection with this gift. In order to receive the gift shares you must execute either a paper or an electronic copy of the Gift Share Acceptance Certificate set forth below.

IF GIFT SHARES WILL BE ISSUED TO MORE THAN ONE MEMBER OF YOUR FAMILY, A SEPARATE GIFT SHARE ACCEPTANCE CERTIFICATE MUST BE COMPLETED FOR EACH FAMILY MEMBER.

GIFT SHARE ACCEPTANCE CERTIFICATES FOR GIFTS TO MINOR CHILDREN MUST BE EXECUTED BY A PARENT OR LEGAL GUARDIAN ACTING AS CUSTODIAN FOR THE CHILD.

Paper Execution: If you want to execute a paper copy of the Gift Share Acceptance Certificate you must:

Make a photocopy of the Gift Share Acceptance Certificate and complete all required information;

Sign the Gift Share Acceptance Certificate in the space indicated; and

Mail the executed Gift Share Acceptance Certificate to:


Win or Lose Acquisition Corporation
c/o First Union National Bank
Corporate Trust Group
5847 San Felipe, Suite 1050
Houston, Texas 77057


Electronic Execution: If you would rather execute an electronic version of the Gift Share Acceptance Certificate you must:

Log-on to the electronic Gift Share Acceptance Certificate on our Internet website at:

www.winorlose.info/acceptance/home.html

Follow the on-line instructions and complete all required information; and

Electronically sign the Gift Share Acceptance Certificate in the space indicated.


WIN OR LOSE ACQUISITION CORPORATION
GIFT SHARE ACCEPTANCE CERTIFICATE


Win or Lose Acquisition Corporation
c/o First Union National Bank
Corporate Trust Group
5847 San Felipe, Suite 1050
Houston, Texas 77057

Gentlemen,

1.   _____, an officer of Win or Lose Acquisition Corporation (the "Company"), has advised me in writing of his or her intent to transfer 500 shares of the Company's common stock to me as a gift. I understand that I will not be asked to transfer any money, property or other valuable consideration to the above-named officer of the Company or to any other person in connection with the transfer of gift shares. I also understand that I must execute a copy of this Gift Share Acceptance Certificate as a condition to the transfer of the gift shares to my name.

2. I have received and reviewed a copy of the Company's prospectus dated April 1, 2002. I understand that:

(a) The Company is a "blank check company," as defined in Securities and Exchange Commission Rule 419, and the gift share distribution is subject to the requirements of Rule 419.

(b) The Company's officers will give a total of 400,000 shares of our common stock to individuals and organizations selected by them (the "Donees"). Each donee will receive 500 gift shares and will be subject to the resale restrictions described in the prospectus.

(c) The Company will deposit all certificates for gift shares in escrow with First Union National Bank. The stock certificates deposited in the Rule 419 escrow will be registered in my name and held in trust for my benefit until the Company negotiates a business combination and complies with the disclosure, reconfirmation and closing requirements of Rule 419.

(d) I will be required to retain ownership of at least 100 gift shares until the earlier of nine months after the completion of a business combination or the listing of the combined companies' stock on Nasdaq.

(e) **THE COMPANY'S SHARES ARE EXTREMELY SPECULATIVE AND ITS BUSINESS PLAN INVOLVES A VERY HIGH DEGREE OF RISK.**

2. I understand that if the Company fails to negotiate a business combination within 18 months from the date of the prospectus, the board of directors will promptly liquidate the Company. In such an event, I will only receive a distribution equal to my pro rata share of the Company's remaining assets, if any.

3. I understand that if the Company negotiates a business combination, I will be sent an updated prospectus that provides a detailed description of the proposed transaction and the other information required by Rule 419. The updated prospectus will be sent to me within 5 business days after the effective date of the post-effective amendment to the Company's registration statement. I will then be given not less than 20 days nor more than 45 days to decide whether I want to:

(a) Approve the proposed transaction and remain a stockholder of the Company, or

(b) Reject the proposed transaction and instruct the escrow agent to return my gift shares to the officer identified above.

4. If I elect to remain a stockholder of the Company, I will execute a written reconfirmation certificate and send the executed reconfirmation certificate to the escrow agent within the reconfirmation period specified in the updated prospectus. If the escrow agent does not receive an executed reconfirmation certificate from me within the time period specified in the updated prospectus, the escrow agent will return my gift shares to the officer identified above.

5. Even if I elect to remain a stockholder of the Company, my decision will be subject to the reconfirmation threshold specified in the Company's updated prospectus. I understand that if a sufficient number of other gift share donees do not also execute reconfirmation certificates within the period specified in the updated prospectus, the escrow agent will return all gift shares to the Company's officers.

7. If I elect to remain a stockholder of the Company and the reconfirmation threshold specified in the Company's updated prospectus is met, the escrow agent will mail my stock certificates to me within 5 business days after the escrow agent receives a notice from the Company that a business combination has been completed and all other conditions to the release of my stock certificates have been satisfied. I understand that when the escrow agent delivers my shares, I will receive two stock certificates: one for 100 shares and a second for 400 shares. I understand that the certificate for 100 shares will be imprinted with a restrictive legend that describes the applicable limitations on transfer.

8. I understand that this Gift Share Acceptance Certificate does not impose any legal obligations on me, but constitutes a valid unilateral contract that is a legally binding obligation of the officer identified above. I understand that the gift evidenced hereby is subject to all of the conditions set forth herein, and no others.

9.   Subject to all of the foregoing, I hereby accept the above named officer's gift of 500 shares of the Company's common stock. I have executed this Gift Share Acceptance Certificate on the date set forth below and forwarded the executed Gift Share Acceptance Certificate to the escrow agent.

Executed in the City of _____, State of _____ this ___ day of _____, 2002

_____
(Signature of Donee)

GENERAL REGISTRATION INFORMATION

Please register my shares as follows

_____
(Name of Registered Owner)

_____
(Social Security or Federal Tax I.D. Number)

_____
(Street Address)

_____
(City, State, Zip Code)

_____
(Telephone, including area code)

_____
(e-mail address)

ADDITIONAL REGISTRATION INFORMATION
FOR STOCK GIFTS TO MINOR CHILDREN

☐   Please register the gift shares under the Uniform Gifts to Minors Act as follows:

_____, as custodian for _____

under the Uniform Gifts to Minors Act of the State of _____.

Win or Lose Acquisition Corporation

9,600,000 shares of common stock

1268 Bayshore Boulevard
Dunedin, Florida 34698
(727) 734-7346

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth summary information on the expenses that we had incurred in connection with our registration statement as of December 31, 2001, and the additional expenses we expect to incur in connection with our cash offering. It is presently impossible to estimate the additional expenses that we may incur in connection with our offering of acquisition shares and our reconfirmation offering.

	Cumulative Expenses at December 31, 2001	Estimated Additional Expenses	Total Estimated Expenses
SEC registration fee	$ 1,000		$ 1,000
State registration fees	1,502		1,502
Accounting fees and expenses		2,500	500
Fees of Delaware counsel	11,231	1,269	12,500
Fees of Selling Stockholders' counsel	88,366	11,634	100,000
Rule 419 escrow agent fees		2,500	2,500
Printing and engraving expenses	8,250	2,500	10,750
Miscellaneous expenses		4,597	4,597
Total Offering Costs	$110,349	$23,130	$135,349
Less: Direct payments by affiliates	$105,347	$23,130	$130,,347
Net costs paid or payable by registrant	$ 5,002	$ —	$ 5,002

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation provides for indemnification of officers and directors as follows:

ELEVENTH: To the fullest extent permitted by law, the Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), liability, loss, judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, upon a plea of nolo contendere or equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect of any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Such indemnity shall inure to the benefit of the heirs, executors and administrators of any such person so indemnified pursuant to this Article. The right to indemnification under this Article shall be a contract right and shall include, with respect to directors and officers, the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its disposition; provided however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article or otherwise. The Corporation may, by action of its board of directors, pay such expenses incurred by employees and agents of the Corporation upon such terms as the board of directors deems appropriate. Such indemnification and advancement of expenses shall be in addition to any other rights to which those seeking indemnification and advancement of expenses may be entitled under any law, Bylaw, agreement, vote of stockholders, or otherwise.

The Corporation may, to the fullest extent permitted by applicable law, at any time without further stockholder approval, purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under applicable law.

Any repeal or amendment of this Article by the stockholders of the Corporation or by changes in applicable law shall, to the extent permitted by applicable law, be prospective only, and shall not adversely affect any right to indemnification or advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or amendment. In addition to the foregoing, the right to indemnification and advancement of expenses shall be to the fullest extent permitted by the General Corporation Law of the State of Delaware or any other applicable law and all amendments to such laws as hereafter enacted from time to time.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Initial Stock Issuance

In connection with the organization of the registrant, three individuals each purchased 500,000 shares of common stock. All of such shares of common stock were purchased on December 20, 2000, at a price of $0.03 per share, which was paid in cash.

Name	Number of Shares
John L. Petersen	500,000
Rachel A. Fefer	500,000
Mark R. Dolan	500,000
Total	1,500,000

Exemption from registration under the Securities Act of 1933, as amended, is claimed for the sales of common stock referred to above in reliance upon the exemption afforded by Section 4(2) of the Securities Act. Each purchaser was either an accredited investor or had sufficient knowledge or experience in financial or business matters that he was capable of evaluating the merits and risks of the investment. Each certificate evidencing such shares of Common Stock bears an appropriate restrictive legend and "stop transfer" orders are maintained on Registrant's stock transfer records there against. None of these sales involved participation by an underwriter or a broker-dealer.

Creation of Capston's Derivative Right

In connection with the organization of the registrant, the original stockholders engaged Capston Network Company, a corporation owned by the registrant's president, to administer the registrant's day-to-day affairs and provide office facilities and administrative services. Under the terms of the administration agreement, each of the registrant's original stockholders agreed to pay Capston a cash fee equal to (a) 80% of the first $50,000 in cash proceeds, plus (b) 50% of the second $50,000 in cash proceeds, plus (c) 20% of any additional cash proceeds received by them from the sale of the founders' shares. The following table summarizes the anticipated value of Capston's derivative right at various levels of anticipated cash proceeds from the resale of founders' shares.

Cash Proceeds To Founders	Total Value To Capston	Percentage Interest To Capston
$600,000	$255,000	42.50%
$1,200,000	$375,000	31.25%
$1,800,000	$495,000	27.50%
$2,400,000	$615,000	25.63%
$3,000,000	$735,000	24.50%

Exemption from registration under the Securities Act of 1933, as amended, is claimed for the creation of Capston's derivative right in reliance upon the exemption afforded by Section 4(2) of the Securities Act. All parties to the agreement were affiliates of the issuer and accredited investors who had sufficient knowledge or experience in financial and business matters that they were capable of evaluating the merits and risks of the transaction. The derivative right relates to the resale of restricted securities that are represented by stock certificates that bear an appropriate restrictive legend and "stop transfer" orders are maintained on Registrant's stock transfer records. The transaction did not involve participation by an underwriter or a broker-dealer.

Settlement of Capston's Derivative Right

In December 2001, the registrant and its original stockholders terminated the administration agreement with Capston. Since Capston had previously rendered a substantial partial performance under the terms of the administration agreement, the registrant's original stockholders each transferred 125,000 shares to Capston's sole stockholder as a condition of the termination. Specifically, the services rendered by Capston during the period between the execution and termination of the administration agreement included:

Providing office facilities, staff and administrative services for a period of 12 months;

Providing document conversion and Edgar filing services with respect to our original Form S-1 registration statement;

Providing document conversion and Edgar filing services with respect to our Form 8-A registration statement;

Providing document conversion and Edgar filing services with respect to Amendment No. 1 to our registration statement and the associated response letter to the SEC staff;

Providing document conversion and Edgar filing services with respect to Amendment No. 2 to our registration statement and the associated response letter to the SEC staff;

Providing document conversion and Edgar filing services with respect to Amendment No. 3 to our registration statement and the associated response letter to the SEC staff;

Providing document conversion and Edgar filing services with respect to Amendment No. 4 to our registration statement and the associated response letter to the SEC staff;

Providing document conversion and Edgar filing services with respect to Amendment No. 5 to our registration statement and the associated response letter to the SEC staff; and

Providing document conversion and Edgar filing services with respect to miscellaneous correspondence with the SEC Staff.

Since the Derivative Right gave Capston a fixed and determinable economic interest in the founders' shares that was expected to exceed 25% of the sale proceeds under all reasonably anticipated conditions, our original stockholders valued the shares transferred to Ms. Fonner at their original cost of $0.03 per share, or $11,250 in the aggregate. For financial accounting purposes, the registrant allocated $3,000 to general and administrative expense for the year ended December 31, 2001 and $8,250 to deferred offering costs.

Exemption from registration under the Securities Act of 1933, as amended, is claimed for the settlement of Capston's derivative right in reliance upon Section 4(2) of the Securities Act and the Commission's established position that the settlement of a derivative position relates back to the date of the original transaction. All parties to the settlement agreement were affiliates of the issuer and accredited investors who had sufficient knowledge or experience in financial and business matters that they were capable of evaluating the merits and risks of the settlement. The securities that were transferred in settlement of the derivative right are restricted securities that are represented by stock certificates that bear an appropriate restrictive legend. Appropriate "stop transfer" orders are maintained on Registrant's stock transfer records. The transaction did not involve participation by an underwriter or a broker-dealer.

Stock Dividend

On December 28, 2001, the registrant's board of directors declared a three share for five stock dividend that increased the number of outstanding shares to 2,400,000, or 600,000 shares for each of the registrant's officers.

The stock dividend was merely an adjustment of the registrant's capital structure in anticipation of the offering described in this registration statement. All recipients of shares in connection with the stock dividend were affiliates of the issuer and accredited investors who had sufficient knowledge or experience in financial and business matters that they were capable of evaluating the merits and risks of the stock dividend. The securities that were issued in connection with the stock dividend are restricted securities that are represented by stock certificates that bear an appropriate restrictive legend. Appropriate "stop transfer" orders are maintained on Registrant's stock transfer records. The stock dividend did not involve participation by an underwriter or a broker-dealer.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following is a list of Exhibits filed herewith as part of the Registration Statement:

3.1	Certificate of Incorporation of Registrant	†
3.2	Amendment No. 1 to the Registrant's Certificate of Incorporation dated April 1, 2002	
4.1	By-laws of Registrant	†
4.2	Form of certificate evidencing shares of common stock	†
4.3	Second Amended and Restated Rule 419 Escrow Agreement dated April 1, 2002 between the Registrant and First Union National Bank as escrow agent	
4.4	Deleted [Addendum No. 1 to Rule 419 Escrow Agreement has been superceded by Exhibit 4.3]	
5.1	Second Amended opinion of Astor Weiss & Kaplan, LLP, respecting legality of common stock	
10.1	2000 Incentive Stock Plan of Win or Lose Acquisition Corporation	†
10.2	Deleted [The Administration Agreement has been terminated and superceded by Exhibit 10.4]	
10.3	Intellectual Property License Agreement, effective as of December 20, 2000 between Petersen & Fefer, Attorneys at Law and Win or Lose Acquisition Corporation	(A-5)
10.4	Employment Agreement of Sally A. Fonner dated December 28, 2001	(A-6)
23.1	Consent of Want & Ender, CPA, PC.	
23.2	Consent of Astor Weiss & Kaplan, LLP (included in Exhibit 5.1)	
24.1	Power of Attorney (included on the signature page of Part II of this Registration Statement)	
27.1	Financial Data Schedule	

†   Previously filed as Exhibits to our original registration statement on Form S-1.
(A-#)   Previously filed as an Exhibit to the specified amendment to our registration statement on Form S-1.

(b) Financial Statement Schedules.

Financial statement schedules are omitted because the conditions requiring their filing do not exist or the information required thereby is included in the financial statements filed, including the notes thereto.

ITEM 17. UNDERTAKINGS

Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to Item 14 of this Part II to the registration statement, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(5) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dunedin, State of Florida, on the 1st day of April 2002.

Win or Lose Acquisition Corporation

_____/s/_____
Sally A. Fonner, President

_____/s/_____
Rachel A. Fefer, principal financial officer

_____/s/_____
John L. Petersen, principal accounting officer

POWER OF ATTORNEY

Each of the officers and directors of Win or Lose Acquisition Corporation whose signature appears below hereby constitutes and appoints Sally A. Fonner and Mark R. Dolan, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution, each with the power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this registration statement on Form S-1, and to perform any acts necessary to be done in order to file such amendment, and each of the undersigned does hereby ratify and confirm all that such attorneys-in-fact and agents, or their or his substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	**Title**	**Date**
_____/s/_____ Sally A. Fonner	President	April 1, 2002
_____/s/_____ Mark R. Dolan	Executive Vice President and Director	April 1, 2002
_____/s/_____ Rachel A. Fefer	Secretary/Treasurer and Director	April 1, 2002
_____/s/_____ John L. Petersen	General Counsel and Director	April 1, 2002

EXHIBIT 3.2
WIN OR LOSE ACQUISITION CORPORATION
AMENDMENT NO. 1 TO CERTIFICATE OF INCORPORATION

Win or Lose Acquisition Corporation (the "Corporation"), pursuant to the requirements of the General Corporation Law of the State of Delaware, as amended, hereby adopts this Amendment to its Certificate of Incorporation.

WHEREAS, the Amendment to the Certificate of Incorporation set forth herein was duly adopted in a resolution by the Corporation's Board of Directors, submitted to the Corporation's stockholders for their written consent and approval, and subsequently approved by the unanimous written consent of the holders of all Two Million Four Hundred Thousand (2,400,000) shares of the Corporation's issued and outstanding voting stock.

In accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, the provisions of the original Certificate of Incorporation are hereby amended and superseded by the following amendments:

THIRD: The purpose of the Corporation and the nature and objects of the business to be transacted, promoted, and carried on are to:

(a) file a registration statement under the Securities Act of 1933 for a proposed "blank check offering" of common stock that will be conducted in compliance with Rule 419 promulgated by the Securities and Exchange Commission;

(b) deposit 90% of any net offering proceeds of its blank check offering in a segregated escrow account pending compliance with the technical requirements of Rule 419;

(c) use 10% of any net offering proceeds of its blank check offering, together with the capital contributed by its founding stockholders, to search for, investigate and negotiate a business combination transaction with another company that has both business history and operating assets;

(d) comply with the technical requirements of Rule 419, complete its proposed business combination transaction and, thereafter, engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware; and

(e) liquidate and dissolve itself in the event that it is unable to complete an offering of securities and complete a suitable business combination within the time limits specified in Rule 419.

NINTH: The provisions of the former Ninth Article are hereby deleted in their entirety

IN WITNESS WHEREOF, Win or Lose Acquisition Corporation has caused this Certificate of Amendment to be signed by Sally A. Fonner, its president, and Rachel A. Fefer, its Secretary, this 1st day of April, 2002.

WIN OR LOSE ACQUISITION CORPORATION   ATTEST

_____   _____
SALLY A. FONNER, PRESIDENT   RACHEL A. FEFER, SECRETARY

EXHIBIT 4.3
AMENDED AND RESTATED RULE 419 ESCROW AGREEMENT

LETTER OF ESCROW INSTRUCTIONS

To: First Union National Bank
        Corporate Trust Group
        5847 San Felipe, Suite 1050
        Houston, Texas 77057

        Win or Lose Acquisition Corporation – Rule 419 escrow,
        First Union National Bank Escrow No. 757000449

        This Letter of Escrow Instructions to First Union National Bank, hereinafter called Escrow Agent, shall immediately and automatically become operative and effective upon the commencement of a public distribution of certain securities of Win or Lose Acquisition Corporation (the "Company") which is described more fully in the Company's Form S-1 Registration Statement under the Securities Act of 1933 (Registration No. 333-52414).

        The Company will deliver the papers, stock certificates, money and other property hereinafter described to the Escrow Agent. All such papers, stock certificates, money and other property are to be held and disposed of by the Escrow Agent in accordance with the following instructions and upon the terms and conditions hereinafter set forth, to which the undersigned agree:

1.   ESCROW PURPOSE:

1.1   This Escrow Agreement describes clearing and holding escrow that will be established by Win or Lose Acquisition Corporation, of Dunedin, Florida, (the "Company") and all current stockholders of the Company (the "Selling Stockholders") in accordance with the requirements of Securities and Exchange Commission Rule419, adopted pursuant to the provisions of Section 7(b) of the Securities Act of 1933. The Company, the Selling Stockholders and the Escrow Agent are the only parties to this Escrow Agreement.

1.2   In connection with the distribution described in the Company's Form S-1 Registration Statement (the "Distribution"), the Selling Stockholders intend to transfer certain shares of the Company's $.001 par value common stock (the "Common Stock") to certain classes of transferees described in the definitive prospectus filed as part of t he Company's Form S-1 Registration Statement.

1.3   The purpose of the escrow shall be to hold and ultimately distribute the following stock certificates in accordance with the terms of Sections 4 through 6 this Escrow Agreement,

      (a)   Stock certificates evidencing the ownership of 400,000 presently issued and outstanding shares of Common Stock (the "Gift Shares") that will be transferred to certain individuals and organizations selected by the Selling Stockholders (the "Donees"), registered in the names of the Donees and delivered to the Escrow Agent upon issuance;. and

      (b)   Stock certificates evidencing the ownership of up to 1,600,000 presently issued and outstanding shares of Common Stock (the "Founders' Shares") that have been registered for resale by the Selling Stockholders.

1.4   This Escrow Agreement constitutes an essential element of the Company's proposed public offering of securities and is required by Securities and Exchange Commission Rule 419. The parties to this Escrow

Agreement shall, at all times, conduct all of their activities relating to the Rule 419 escrow created hereby in strict compliance with the letter and the spirit of Rule 419. In the event of any inconsistency between the terms of this Escrow Agreement and the requirements of Rule 419, the requirements of Rule 419 shall have priority.

2. ESCROW DEPOSITS:

2.1 The Escrow Agent shall accept deposits to the Escrow Account from time to time during the entire term of this Agreement. All stock certificates delivered to the Escrow Agent shall, upon delivery, automatically become subject to the provisions of this Escrow Agreement.

2.2 The initial Escrow Deposits will be in the form of individual stock certificates representing the ownership of Gift Shares. All stock certificates representing Gift Shares shall be registered in the name of individual Donee and contain complete information respecting the Donee's name, mailing address and taxpayer identification number. Upon completion of the Gift Share Distribution, the Selling Stockholders shall jointly execute and deliver to the Escrow Agent a schedule that identifies the specific Gift Share transfers made by each Selling Stockholder. When the Escrow Agent receives the stock certificates and other information specified in this Paragraph, it shall promptly examine the stock certificates to confirm that the stockholder information printed on the stock certificates complies in all particulars with the stockholder information in the supporting schedules. The Company shall promptly correct any errors, omissions or inconsistencies noted by the Escrow Agent.

2.3 Additional Escrow Deposits in the form of individual stock certificates representing the ownership of Founders' Shares may be made from time to time during the term of this Agreement. When any of the Selling Stockholders enter into an agreement to sell all or any part of the Founders' Shares, the Selling Stockholder shall promptly deliver stock certificates representing the ownership of the transferred Founders' Shares to the Escrow Agent. All such certificates shall be registered in the name of the Selling Stockholder and duly endorsed for transfer to the purchaser. All certificates for Founders' Shares delivered to the Escrow Agent shall be accompanied by a copy of the associated stock purchase agreement and such additional documentation as the Company, the Selling Stockholder and the Escrow Agent deem necessary or desirable to comply with the requirements of Rule 419, or otherwise provide for the efficient performance of the Escrow Agent's duties hereunder.

2.4 All stock certificates delivered to the Escrow Agent pursuant to the provisions of this Section 2 shall be held and disposed of by Escrow Agent in accordance with the following instructions and upon the terms and conditions set forth herein.

3. TERMINATION AND DISBURSEMENTS:

3.1 If the Company has not negotiated a business combination, filed a post-effective amendment to its registration statement, successfully completed a reconfirmation offering meeting the requirements of Rule 419 and closed on the business combination agreement within 18 months after the effective date of its registration statement (the "Final Termination Date"), the Escrow Agent shall:

    (a) Return all stock certificates representing Gift Shares to the Selling Stockholders; and

    (b) Return all stock certificates representing Founders' Shares to the Selling Stockholders.

When all stock certificates have been returned to the Selling Stockholders in accordance with the provisions of this Paragraph 3.1, this Escrow Agreement will terminate.

3.2 If the Company negotiates a business combination, files a post-effective amendment to its registration statement and conducts a reconfirmation offering meeting the requirements of Rule 419; and the terms of such offering are not accepted by the number of Gift Share Donees specified in the definitive prospectus included in the Company's post-effective amendment, the Company shall immediately notify the Escrow Agent that the terms of its reconfirmation offering have been rejected by the Gift Share Donees and the Escrow Agent shall:

(a) Return all stock certificates representing Gift Shares to the Selling Stockholders; and

(b) Return all stock certificates representing Founders' Shares to the Selling Stockholders.

When all stock certificates have been returned to the Selling Stockholders in accordance with the provisions this Paragraph 3.2, this Escrow Agreement will terminate.

3.3 If the Company negotiates a business combination, files a post-effective amendment to its registration statement and completes a reconfirmation offering meeting the requirements of Rule 419 on or before the Final Termination Date, the Company shall promptly deliver, or cause to be delivered, to the Escrow Agent:

(a) A copy of the definitive prospectus included in its post-effective amendment and used in connection with the reconfirmation offering;

(b) A schedule setting forth the identity of each Gift Share Donee who has approved the terms of the reconfirmation offering in writing; and

(c) A schedule setting forth the identity of each Gift Share Donee who has rejected the terms of the reconfirmation offering in writing or otherwise failed to execute a reconfirmation agreement within the time limits specified in the definitive prospectus.

Upon receipt of the foregoing documentation, the Escrow Agent shall return to the Selling Stockholders all stock certificates registered in the names of Gift Share Donees who received Gift Shares in connection with the Distribution and ultimately refused or failed to execute a reconfirmation agreement within the time limits specified in the definitive prospectus

3.4 If the Company satisfies the conditions of Paragraph 3.3, actually closes the business combination described in the post-effective amendment to its registration statement and delivers to the Escrow Agent a Certificate signed by the President and Secretary that all conditions precedent to the final release of stock certificates set forth in Rule 419(e)(3) have been satisfied, the Escrow Agent shall:

(a) Mail stock certificates to each Gift Share Donee who received Common Stock in connection with the Distribution and subsequently executed a reconfirmation agreement; and

(b) Deliver stock certificates for the Founders' Shares to the closing agents specified in the associated stock purchase agreements; but only if a closing agent was specified in the purchase agreement delivered to the Escrow Agent pursuant to Paragraph 2.3 of this agreement. In the event that a closing agent was not so specified, the Escrow Agent shall retain possession of the stock certificates pending its receipt of joint instructions from the Selling Stockholder and purchaser.

When all stock certificates and all Escrow Funds deposited with the Escrow Agent have been disbursed in accordance with the provisions of this Paragraph 3.4, this Escrow Agreement will terminate.

4.   NO MODIFICATION:

4.1 After the effective date of the Company's Registration Statement, these instructions shall not be modified, rescinded or amended without the written consent of each Gift Share Donee and each purchaser of Founders' Shares who may be adversely affected by such modification, rescission or amendment.

5.   GENERAL PROVISIONS:

5.1 All parties understand and agree that Escrow Agent is not a principal, participant, or beneficiary of the underlying transaction that necessitates this Escrow Agreement. The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in acting or refraining from acting on any instrument believed by it to be genuine and to have been signed or presented by the proper party or parties, their officers, representatives or agents. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized hereby, nor for action taken or omitted by it in accordance with the advice of its counsel. Escrow Agent shall be responsible for holding, investing and disbursing the Escrowed Assets pursuant to the Escrow Agreement, but in no event shall be liable for any exemplary or consequential damages in excess of Escrow Agent's fee hereunder.

5.2   Unless otherwise provided herein, the Escrow Agent shall accept the Escrowed Assets pursuant to the Escrow Agreement and invest such assets at the written request of the parties hereto specifying with particularity or by accompanying schedule the type and identity of the assets to be deposited. Acceptance of the Escrowed Assets shall be communicated by Escrow Agent to parties by account statement or otherwise in writing as soon as practicable after receipt, and any discrepancies shall be noted to Escrow Agent by the parties in writing within forty five (45) days of receiving such communication. Failure to note any discrepancies shall be deemed confirmation of the description of Escrowed Assets listed on the report regardless of any variations from the original schedule. Any request to invest assets shall be in writing or facsimile and specify the type of investment to be made, the maturity date, and the principal amount to be invested. The Escrow Agent shall not be liable for delay or failure to invest funds without written instructions or for losses on any investments made by it pursuant to and in compliance with such instructions.

5.3   Should any controversy arise between the undersigned with respect to this Escrow Agreement or with respect to the right to receive the Escrowed Assets, Escrow Agent shall have the right to consult counsel and/or to institute a bill of interpleader in any court of competent jurisdiction to determine the rights of the parties. In the event it is a party to any dispute, Escrow Agent shall have the additional right to refer such controversy to binding arbitration. Should such actions be necessary, or should Escrow Agent become involved in litigation in any manner whatsoever on account of this Escrow Agreement of the Escrowed Assets made hereunder, the undersigned hereby bind and obligate themselves, their heirs and legal representatives to pay Escrow Agent, in addition to any charge made hereunder for acting as Escrow Agent, reasonable attorney's fees incurred by Escrow Agent, and any other disbursements, expenses, losses, costs and damages in connection with and resulting from such actions.

5.4   The Escrow Agent shall have no liability under, or duty to inquire beyond the terms and provisions of the Escrow Agreement, and it is agreed that its duties are purely ministerial in nature, and that the Escrow Agent shall incur no liability whatsoever except for willful misconduct or gross negligence so long as it has acted in good faith. The Escrow Agent shall not be bound by any modification, amendment, termination, cancellation, rescission or supersession of this Escrow Agreement unless the same shall be in writing and signed by all of the other parties hereto and, if its duties as Escrow Agent hereunder are affected thereby, unless it shall have given prior written consent thereto.

5.5   The Escrow Agent may at any time resign hereunder by giving written notice of its resignation to the other parties hereto, at their address set forth herein, at least ten (10) days prior to the date specified for such resignation to take effect, and upon the effective date of such resignation, the Escrowed Assets hereunder shall be delivered to such person as may be designated in writing by the appropriate parties executing this Escrow Agreement, whereupon all the Escrow Agent's obligations hereunder shall cease and terminate. The Escrow Agent's sole responsibility until such termination shall be to keep safely all Escrowed Assets and to deliver the same to a person designated by the appropriate parties executing this Escrow Agreement or in accordance with the directions of a final order or judgment of a court of competent jurisdiction.

5.6   The parties agree to indemnify, defend and hold the Escrow Agent harmless from and against any and all loss, damage, tax, liability and expense that may be incurred by the Escrow Agent arising out of or in connection with its acceptance or appointments as Escrow Agent hereunder, including costs and expenses of defending itself against any claim or liability in connection with its performance hereunder.

5.7   The parties jointly and severally agree to pay to the Escrow Agent its fees for the services rendered pursuant to the provisions of this Escrow Agreement and will reimburse the Escrow Agent for reasonable expenses, including reasonable attorney's fees incurred in connection with the negotiations, drafting and performance of such services. Except as otherwise noted, this fee covers account acceptance, set up and termination expenses; plus usual and customary related administrative services such as safekeeping, investment and payment of funds specified herein or in the exhibits attached. Activities requiring excessive administrator time or out-of-pocket expenses such as optional substitution of collateral or securities shall be deemed extraordinary expenses for which related costs, transaction charges, and additional fees will be billed at Escrow Agent's standard charges for such items. A fee schedule has been provided to all parties to this Escrow.

5.8   Escrow Agent is hereby given a lien on all Escrowed Assets for all indebtedness that may become owing to Escrow Agent hereunder, which lien may be enforced by Escrow Agent by setoff or appropriate foreclosure proceedings.

5.9   The parties warrant to the Escrow Agent that there are no Federal, State or local tax liability or filing requirements whatsoever concerning the Escrow Agent's actions contemplated hereunder and warrant and represent to the Escrow Agent that the Escrow Agent has no duty to withhold or file any report of any tax liability under any Federal of State income tax, local or State property tax, local or State sales or use taxes, or any other tax by any taxing authority. The parties hereto agree to jointly and severally indemnify the Escrow Agent fully for any tax liability, penalties or interest incurred by the Escrow Agent arising hereunder and agree to pay in full any such tax liability together with penalty and interest if any tax liability is ultimately assessed against the Escrow Agent for any reason as a result of its action hereunder (except for the Escrow Agent's individual income tax liability arising from its income fees).

5.10   The Escrow Agent shall have no liability for loss arising from any cause beyond its control, including, but not limited to, the following: (a) the act, failure or neglect of any agent or correspondent selected by the Escrow Agent or the parties hereto; (b) any delay, error, omission or default connected with the remittance of funds; (c) any delay, error, omission or default of any mail, telegraph, cable or wireless agency or operator; (d) the acts or edicts of any government or governmental agency or other group or entity exercising governmental powers.

5.11   This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of Texas. The parties hereto expressly waive such duties and liabilities, it being their intent to create solely an agency relationship and hold the Escrow Agent liable only in the event of its gross negligence or willful misconduct in order to obtain the lower fee schedule rates as specifically negotiated with the Escrow Agent.

6.   NOTICES:

6.1   All notices, demands, requests or payments provided for or given pursuant to this Escrow must be in writing or facsimile. All such notices shall be deemed to have been properly given or served by personal delivery or by depositing the same in the United States mail addressed to the person entitled to receive such notice at the address set forth below.

To the Company:	**To the Escrow Agent:**
Sally A. Fonner, President	First Union National Bank
Win or Lose Acquisition Corporation	Corporate Trust Group
1268 Bayshore Boulevard	5847 San Felipe, Suite 1050
Dunedin, Florida 34698	Houston, Texas 77057

6.2   All notices shall be effective when received.

Approved and accepted by the Parties this 1st day of April 2002.

Win or Lose Acquisition Corporation   **First Union National Bank**

By:_____/s/_____   By:_____/s/_____
    Sally A. Fonner, President   R. Douglas Milner, Vice President

EXHIBIT 5.1
AMENDED LEGALITY OPINION

[LETTERHEAD OF ASTOR WEISS & KAPLAN, LLP]

April 1, 2002

Win or Lose Acquisition Corporation
1268 Bayshore Boulevard
Dunedin, FL 34698

Ladies and Gentlemen:

We have acted as special counsel for Win or Lose Acquisition Corporation, a Delaware corporation (the "Company") in connection with certain matters as described herein.

In rendering this opinion, we have examined and relied upon the following documents:

The Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 30, 2000, with all amendments, as certified by the Secretary of State;

A Certificate of the Secretary of State of the State of Delaware as to the good standing of the Company;

The By-laws of the Company certified as true and correct by the President and Secretary of the Company;

The Unanimous Written Consent and Action of the Board of Directors dated August 20, 2001;

The Unanimous Written Consent and Action of the Board of Directors dated December 28, 2001;

A certificate of the Company's President as to certain matters;

Certificates of each member of the Company board of directors as to certain matters; and

The Form S-1 Registration Statement of the Company dated December 21, 2000 and subsequently amended on May 10, 2001, July 20, 2001, August 20, 2001, September 17, 2001and October 31, 2001, February 11, 2002 and April 1, 2002 (the "Registration Statement").

All the foregoing documents are referred to herein as the "Reviewed Documents." We have not reviewed any documents other than the Reviewed Documents for purposes of rendering the opinions expressed herein. We have conducted no independent factual investigation other than our review of the Reviewed Documents. In rendering this opinion, we have relied, as to factual matters, solely upon the Reviewed Documents, and the representations, warranties, statements and information set forth therein, all of which we assume to be true, complete and accurate in all material respects. All terms used herein shall have the meanings set forth in the Reviewed Documents.

With respect to the Reviewed Documents, we have assumed and relied upon the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as copies or forms, the genuineness of all signatures, the legal capacity of natural persons and that the Reviewed Documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to this opinion.

This opinion is limited solely to the application of Delaware law (including the General Corporation Law of the State of Delaware, the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such laws) to the matters set forth below, which are the laws of the State of Delaware normally applicable to such matters. We express no opinion with respect to Federal securities laws, state securities or blue-sky laws, or Federal or state tax laws. We have not been requested to and do not opine as to the applicability of the laws of any other jurisdiction.

This opinion is given only with respect to laws and regulations presently in effect. We assume no obligation to advise you of any changes in law or regulation which may hereafter occur, whether the same are retroactively or prospectively applied, or to update or supplement this letter in any fashion to reflect any facts or circumstances which hereafter come to our attention.

Based upon the foregoing, and subject to and in reliance on the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that:

1. The duly authorized capital stock of the Company consists of 30,000,000 shares of capital stock with a par value of $0.001 per share, of which 25,000,000 are shares of Common Stock (the "Common Stock") and 5,000,000 are shares of Preferred Stock.

2. The 400,000 shares of Common Stock that are included in the registration statement for transfer as Gift Shares are presently issued and outstanding, duly authorized, validly issued, fully paid and nonassessable Common Stock of the Company.

3. The 1,600,000 shares of Common Stock that are included in the registration statement for resale as "founders' shares," are presently issued and outstanding, duly authorized, validly issued, fully paid and nonassessable Common Stock of the Company.

4. When up to 7,600,000 shares of Common Stock are issued in connection with a business combination in accordance with the Registration Statement, such shares will constitute duly authorized, validly issued, fully paid and nonassessable Common Stock of the Company.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm and this opinion under the heading "Legal Matters" in the prospectus comprising a part of such Registration Statement and any amendment thereto. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Except to the extent provided in the preceding paragraph, this opinion is rendered solely to the Company in connection with the transactions described in the Registration Statement and may not be relied upon by, nor may copies be delivered to, any other person or entity for any purpose without our prior written consent.

Very truly yours,
ASTOR WEISS & KAPLAN LLP

By: _____/s/_____
Christopher P. Flannery, Attorney at Law

EXHIBIT 23.1
INDEPENDENT AUDITORS' CONSENT

To the Board of Directors of
      Win or Lose Acquisition Corporation

      As independent public accountants, we hereby consent to the inclusion in this registration statement on Form S-1 of our report on the Balance Sheet of Win or Lose Acquisition Corporation as of December 31, 2000 and 2001, and the related statements of operations, changes in Stockholders' equity and cash flows for the period from inception (December 1, 2000) through December 31, 2000, the year ended December 31, 2001 and the period from inception (December 1, 2000) through December 31, 2001. We also consent to the references to our firm in the "Experts" section of the Prospectus.

      /s/

Want & Ender CPA PC
By Martin Ender, CPA

New York, New York
April 1, 2002